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As filed with the Securities and Exchange Commission on January 7, 2004

Registration No. 333-108958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CompuDyne Corporation
(Exact name of registrant as specified in its charter)

Nevada	23-1408659
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

(Address, including zip code, and
telephone number, including area code,
of registrant's principal executive offices)

Geoffrey F. Feidelberg
Chief Financial Officer
CompuDyne Corporation
7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

(Name, address, including zip code, and
telephone number, including area code,
of agent for service)

Copies to:
Brian D. Doerner, Esq.	C. Craig Bradley, Jr.
Ballard Spahr Andrews & Ingersoll, LLP	Stites & Harbison, PLLC
1735 Market Street, 51st Floor	400 West Market Street, Suite 1800
Philadelphia, Pennsylvania 19103	Louisville, Kentucky 40202
(215) 665-8500	(502) 587-3400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE CHART

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

% Convertible Subordinated Notes due 2011	$40,250,000(1)	100%	$40,250,000	$2,326(3)
				$930

Common Stock, par value $0.75 per share	(4)			(5)

(1)
Includes an additional $5,250,000 principal amount of the Notes subject to the over-allotment option granted to the underwriters.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(3)
Previously paid.

(4)
Represents such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Notes.

(5)
Pursuant to Rule 457(i), no registration fee is required.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 6, 2004

PROSPECTUS

$35,000,000

CompuDyne Corporation

      % Convertible Subordinated Notes due 2011

        We are offering convertible subordinated notes which are redeemable by us upon certain conditions and convertible into shares of our common stock. The notes are convertible at any time prior to maturity, redemption or repurchase into common stock at a conversion price of $      per share, subject to adjustment upon certain events. We have the right to redeem the notes upon the occurrence of certain events resulting in a change in control. If we elect not to redeem the notes following a change in control, holders of the notes have the right to require us to repurchase the notes.

        You will earn interest at an annual rate of    %, payable every six months in arrears on July 15 and January 15 beginning July 15, 2004. The notes will mature on January 15, 2011. We may, at our option, redeem some or all of the notes on any interest payment date beginning January 15, 2009 at 102% of their principal amount, plus accrued interest, if any. The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including trade payables.

        Our common stock is traded on the Nasdaq National Market under the symbol "CDCY." On January 6, 2004, the last sale price of the common stock, as reported on the Nasdaq National Market, was $12.32 per share. The notes will not be listed on any securities exchange or included in any automated quotation system.

        Before buying any notes you should read the discussion of material risks of investing in our notes in "RISK FACTORS" beginning on page 10.

	Per Note	Total
Initial Public Offering Price	$1,000.00	$35,000,000
Discounts and Commissions	$32.50	$1,137,500
Proceeds, before expenses, to CompuDyne	$967.50	$33,862,500

        The initial offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance, expected to be January 20, 2004.

        We have granted the underwriters an over-allotment option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional $5,250,000 of principal amount of notes on the same terms and conditions as the notes offered by this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company on or about                        , 2004.

J.J.B. HILLIARD, W.L. LYONS, INC.

MORGAN KEEGAN & COMPANY, INC.

FERRIS, BAKER WATTS
INCORPORATED

The date of this Prospectus is                        , 2004.

CompuDyne Corporation

Partners in Public Security

1
2
3
4

1. Institutional Security Systems–The MaxWall Jail Cell is a modular jail cell installed in corrections facilities.

2. Attack Protection–Depicted is the main entrance to the U.S. Embassy in Beijing, China. Although much damage was inflicted upon the physical structure, our bullet and blast resistant windows and doors remained intact.

3. Public Safety and Justice–Fire Departments throughout the U.S. use our 911 CAD (Computer Aided Dispatch) and RMS (Records Management Systems).

4. Federal Security Systems–Our security products are installed in many Federal buildings, including the White House.

SUMMARY

        This summary highlights information contained or incorporated by reference elsewhere in this prospectus. Unless otherwise indicated, we have assumed in presenting information about the notes that the underwriters' over-allotment option will not be exercised. This summary is intended to provide a brief overview of the key aspects of this offer and does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully including the Annual Report to Stockholders for the year ended December 31, 2002, which we are delivering with this prospectus, and the documents that are incorporated by reference, and you should consider the information set forth under "RISK FACTORS." In this prospectus, references to "we," "us" and "our" refer to CompuDyne Corporation and its subsidiaries.

Our Company

        We believe that we are a leading provider of products and services to the public security market. We operate in four distinct segments in this marketplace: Institutional Security Systems, Attack Protection, Federal Security Systems and Public Safety and Justice.

Institutional Security Systems

        The Institutional Security Systems segment is headquartered in Montgomery, Alabama and operates under the trade name Norment Security Group ("Norment"). This segment provides physical and electronic security products and services to the corrections industry (prisons and jails) and to the courthouse, municipal and commercial markets. Norment, through a network of regional offices, provides field level design, installation and maintenance of both physical and electronic security products.

        Key products and services of the Institutional Security Systems segment include:

    •
    MaxWall – a modular steel, concrete-filled, prefabricated jail cell.

    •
    Airteq – a complete line of pneumatic and electro-mechanical operating devices, locks and hardware.

    •
    Integrated Security Systems – integrated central control and monitoring products for locking, paging, audio, closed circuit television cameras, nurse call and duress signals.

Attack Protection

        The Attack Protection segment is the country's largest original equipment manufacturer (OEM) of bullet, blast and attack resistant windows and doors. These products are designed for high security applications such as embassies, courthouses and Federal buildings. We also provide our products and services to banks, corporate headquarters and other facilities requiring the highest level of protection currently available. We believe that we are a premier provider of Level 8 security products, the highest rating level of commercial security products. Additionally, this segment designs and installs both fixed and pop-up bollards and barrier security systems.

        Key products of the Attack Protection segment include:

    •
    Bullet and Blast Protection – integrated and structurally secure bullet, blast and attack resistant windows and doors.

    •
    Vehicle Intrusion Barriers – fixed, removable, semi-automatic and automatic vehicle bollards and wedge barrier security systems.

    •
    Fiber SenSys – a sophisticated fiber optic monitoring system used to detect physical intrusion.

    •
    SecurLAN – integrated security management system designed to detect intrusion attempts aimed at secure and classified communications networks.

Federal Security Systems

        The Federal Security Systems segment consists of our subsidiary, Quanta Systems Corporation. This segment has been serving the Federal government's security needs since 1952. Our Federal Security Systems segment provides turnkey systems integration of public security and safety systems. This segment is a security integrator and specializes in a wide range of customized access control and badging, intrusion detection, surveillance and assessment, communications, command and control, fire and life safety, and asset tracking systems. Our Federal Security Systems segment provides central station oversight and control of multiple and separate facilities as well as security and public life safety systems and equipment.

        Key products and services of the Federal Security Systems segment include:

    •
    Security Integration – turnkey systems integration of public security and safety systems, including customized access control and badging, intrusion detection, surveillance and command and control systems.

    •
    Waterside Sentry – multi-functional security system designed to detect water-based and shoreline attack threats.

    •
    Classified Products – classified products designed to aid the governmental intelligence community.

Public Safety and Justice

        The Public Safety and Justice segment consists of two subsidiaries, CorrLogic, Inc. and Tiburon, Inc. This segment provides a fully integrated suite of products including computer assisted dispatch, records management and court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. We believe that we are a worldwide market leader in the development, implementation and support of public safety and justice automation systems. Tiburon has been in business since 1980, with more than 600 systems supporting approximately 275 active customers. We acquired Tiburon through a two-step acquisition that we completed on May 2, 2002.

        Key products and services of the Public Safety and Justice segment include:

    •
    Dispatch Systems – computer assisted dispatch systems designed for first responders such as police, fire and emergency medical personnel that feature peer-to-peer technology that is less vulnerable to server and database failures.

    •
    Records Management Systems – integrated software modules to automate today's law enforcement and fire protection agencies, from initial incident entry to final disposition and related state reporting.

    •
    Mobile Computing Systems – solutions that provide instant access to computer assisted dispatch and records management systems by law enforcement and emergency personnel in the field.

    •
    Inmate Management Systems – development, implementation and support of complex, integrated inmate management software systems.

Business Strategy

        We continually strive to position the Company to meet the expanding requirements of the public security market. We believe that we have market-leading positions in key areas of high-end security systems integration, security electronics, advanced security technology products and first responder support software. We represent a single supplier resource for the most difficult and complex public security and first responder requirements. In order to enhance our position in the public security market, our current strategy is to:

    •
    Pursue our existing business through internal growth. We believe that we have market leading positions in many product and service categories, which provide us a leverageable and ready-made growth platform.

    •
    Expand our customer base to encompass high-end commercial customers. Our products are now being marketed to banks, corporate headquarters, private estates and other facilities.

    •
    Migrate our Institutional Security capabilities to other markets. Many of our products and technologies, and the applications of those products and technologies, were designed to keep offenders confined to certain areas and to keep inmates from "breaking out." These same products and technologies can be adapted to keep people from "breaking in." We are currently working towards adapting our products to this new market.

    •
    Make selective acquisitions to compliment and enhance our current technological capabilities and market access. Our acquisitions of Norment and Tiburon greatly expanded our product offerings and solidified our position within the Institutional Security Systems and Public Safety and Justice segments. We believe other acquisition opportunities exist to further enhance our current product and service offerings.

    •
    Develop alliances with large defense contractors. These alliances may put us in a position to participate in large blanket procurement projects from the Department of Homeland Security in response to homeland security requirements.

Corporate Information

        We were reincorporated in Nevada in 1996 and our predecessor corporation was incorporated in Pennsylvania in 1952. Our principal executive offices are located at 7249 National Drive, Hanover, Maryland 21076. Our telephone number is (410) 712-0275.

The Offering

Issuer	CompuDyne Corporation, a Nevada corporation
Notes Offered
$35,000,000 aggregate principal amount of % Convertible Subordinated Notes due 2011 to be issued under an indenture between CompuDyne Corporation and Wachovia Bank of Delaware, National Association, as trustee. We have granted the underwriters an option to purchase up to an additional $5,250,000 aggregate principal amount of notes to cover over-allotments, if any.
Interest	Interest on the notes will accrue at the rate of % per annum and will be payable semi-annually in arrears on July 15 and January 15 of each year, commencing on July 15, 2004.
Maturity Date	January 15, 2011, unless earlier redeemed, repurchased or converted
Conversion Rights
The notes are convertible into shares of our common stock at any time prior to maturity, redemption or repurchase at a conversion price of $ per share, subject to certain adjustments which are described in more detail under "DESCRIPTION OF THE NOTES." If a note is called for redemption, the holder is entitled to convert it at any time before the close of business on the last business day prior to the redemption date.
Optional Redemption
The notes are redeemable, in whole or in part, at our option, on each July 15 and January 15 beginning January 15, 2009, at a price equal to 102% of the principal amount of such holder's notes plus accrued and unpaid interest.
Change in Control
In the event of a Change in Control (as defined herein), the notes may be redeemed on not less than 30 days notice, in whole but not in part, not later than five business days following the effective date of the event or circumstance resulting in a Change in Control, at the following redemption prices (each based on a Change in Control occurring within the twelve months preceding January 15 of the applicable year), together with accrued and unpaid interest:
Year	Redemption Price
2005	105%
2006	105%
2007	104%
2008	104%
2009	103%

If we elect not to redeem the notes following a Change in Control, you will have the right, at your option, to require us to repurchase all or any part of your notes for cash, provided that the principal amount must be $1,000 or an integral multiple of $1,000, at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest.

Ranking; Subordination	The notes will constitute general unsecured obligations of CompuDyne Corporation and will be subordinated in right of payment to all of our existing and future senior indebtedness, including trade payables and obligations under our bid, payment and performance bonds for customer contracts. As of September 30, 2003, we had senior indebtedness consisting of amounts outstanding under our credit agreement and the principal amount of our industrial revenue bonds totaling approximately $19,025,000 and trade payables totaling approximately $23,300,000. Assuming we had completed this offering on September 30, 2003 and used the net proceeds from this offering as anticipated, the notes would have been subordinated to $840,000 of our senior debt (including trade payables), and would have been effectively subordinated to $22,450,000 of liabilities of our subsidiaries. The notes are also effectively subordinated to all of the existing debts and future indebtedness of our subsidiaries, including trade payables. The indenture will not limit the amount of additional indebtedness which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.
Use of Proceeds
We anticipate using the net proceeds from this offering to repay our bank borrowings and our industrial revenue bonds and for general corporate purposes, including for investment in growth opportunities internally as well as for potential acquisitions to enhance our Public Safety and Justice business.
Issuance of Notes
The notes will be represented by a global note that will be deposited with and registered in the name of The Depository Trust Company or its nominee. As a result, you will not receive a note and your ownership interest will be recorded through the DTC book-entry system.
Listing	The notes will not be listed on any securities exchange or included in any automated quotation system. Our common stock is traded on the Nasdaq National Market under the symbol "CDCY."

        This summary description of the notes is intended to provide a brief overview of the key aspects of this offer. For a more complete description of the terms of this offer, please thoroughly review the remainder of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following table presents our summary consolidated financial information for each year in the five-year period ended December 31, 2002, which has been derived from our audited consolidated financial statements. It also presents summary consolidated financial information for each of the nine month periods ended September 30, 2003 and 2002, which has been derived from our unaudited consolidated financial statements. In our opinion, such unaudited financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results for the nine month period ended September 30, 2003 are not necessarily indicative of results for the full year. The summary financial information should be read in conjunction with:

  •
  our unaudited consolidated financial statements and related notes set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 included in this prospectus in Appendix A;

  •
  our audited consolidated financial statements and related notes set forth in our Annual Report to Stockholders for the year ended December 31, 2002, which accompanies this prospectus; and

  •
  the unaudited consolidated balance sheets of Tiburon, Inc. and its subsidiary at June 30, 2001 and March 31, 2002 and the consolidated statements of operations and cash flows for each of the nine month periods ended March 31, 2002 and 2001, the audited consolidated balance sheets of Tiburon, Inc. and its subsidiary at June 30, 2001 and 2000 and the consolidated statements of operations and cash flows for each of the three years in the period ended June 30, 2001 included in this prospectus as pages F-2 through F-27.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data and ratios)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Income Statement Data:
Net sales	$147,441	$111,286	$155,556	$127,394	$130,611	$111,446	$31,916
Cost of goods sold	111,860	86,380	120,740	102,114	105,109	90,091	25,864

Gross profit	35,581	24,906	34,816	25,280	25,502	21,355	6,052
Operating expenses	24,125	18,244	25,785	17,378	17,792	15,231	4,415
Research and development	5,596	3,039	4,916	70	220	80	169

Operating income	5,860	3,623	4,115	7,832	7,490	6,044	1,468
Interest expense	1,079	1,061	1,427	2,552	2,000	2,203	295
Interest income	—	—	(33)	(12)	(66)	(146)	—
Other (income)	(154)	(169)	(119)	(432)	(34)	(272)	(37)

Total other expense	925	892	1,275	2,108	1,900	1,785	258
Income before taxes	4,935	2,731	2,840	5,724	5,590	4,259	1,210
Income taxes	1,974	1,042	1,026	1,632	1,451	1,589	363

Net income	$2,961	$1,689	$1,814	$4,092	$4,139	$2,670	$847

Share Data:
Weighted average number of common shares outstanding	7,881	7,333	7,456	5,424	5,339	5,237	4,166
Basic earnings per share	$0.38	$0.23	$0.24	$0.75	$0.78	$0.51	$0.20
Diluted weighted average number of common shares outstanding	8,140	7,878	7,940	6,110	6,028	5,868	4,343
Diluted earnings per share	$0.36	$0.21	$0.23	$0.67	$0.69	$0.46	$0.20
Other Data:
Ratio of earnings to fixed charges(1)	5.57x	3.57x	3.01x	3.27x	3.80x	2.93x	5.10x
Pro forma ratio of earnings to fixed charges(2)	3.53x	—	2.00x	—	—	—	—
	At September 30, 2003		At December 31,
	As Adjusted(3)	Actual	2002	2001	2000	1999	1998
Balance Sheet Data:
Working capital(4)	$44,651	$28,059	$30,819	$27,400	$19,710	$16,102	$18,858
Total assets(5)	137,803	121,988	120,804	74,485	59,382	57,053	43,126
Long-term debt, less current maturities	35,000	16,918	25,108	12,768	17,532	17,370	19,375
Shareholders' equity	51,928	52,088	49,204	32,637	13,796	10,030	5,890

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data and ratios)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Segment Information:
Institutional Security Systems
Net sales	$75,497	$63,024	$84,182	$81,026	$87,438	$82,498	$16,321
% of total	51.2%	56.6%	54.1%	63.6%	66.9%	74.0%	51.1%
Attack Protection
Net sales	$20,912	$18,711	$28,357	$23,213	$23,201	$15,124	$1,289
% of total	14.2%	16.8%	18.2%	18.2%	17.8%	13.6%	4.0%
Federal Security Systems
Net sales	$12,299	$10,247	$13,374	$18,669	$14,826	$13,154	$12,535
% of total	8.3%	9.2%	8.6%	14.7%	11.4%	11.8%	39.3%
Public Safety and Justice
Net sales	$38,733	$19,304	$29,643	$4,486	$5,146	—	—
% of total	26.3%	17.4%	19.1%	3.5%	3.9%	—	—
Discontinued Operations
Net sales	—	—	—	—	—	$670	$1,771
% of total	—	—	—	—	—	0.6%	5.6%

Total Net Sales	$147,441	$111,286	$155,556	$127,394	$130,611	$111,446	$31,916

(1)
For the purpose of computing the ratio of earnings to fixed charges:

(a)
"Earnings" consists of the amount resulting from adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investee, fixed charges and distributed income of equity investee; and

(b)
"Fixed charges" consists of the sum of (i) interest expensed and capitalized, and (ii) amortized premiums, discounts and capitalized expenses related to indebtedness.

(2)
For the purpose of computing the pro forma ratio of earnings to fixed charges, the definition set forth in footnote (1) above is applied assuming the issuance and sale on January 1, 2003 and January 1, 2002 of the $35,000,000 aggregate principal amount of notes offered hereby (not including up to an additional $5,250,000 aggregate principal amount of notes that the underwriters may purchase to cover over allotments, if any) and the anticipated use of the net proceeds. See "USE OF PROCEEDS."

(3)
Adjusted to reflect the issuance and sale of the $35,000,000 aggregate principal amount of notes offered hereby (not including up to an additional $5,250,000 aggregate principal amount of notes that the underwriters may purchase to cover over allotments, if any) and the anticipated use of the net proceeds. See "USE OF PROCEEDS." The adjustment to shareholders' equity represents the write-off of deferred financing charges related to our industrial revenue bonds.

(4)
Working capital is defined as current assets less current liabilities.

(5)
Total assets for December 31, 2002 differ from the previously reported number of $124,361,000 reported in our annual report due to a reclassification entry of $3,557,000. Historically, we recorded costs in excess of billings, and billings in excess of contract costs incurred on specific projects on a gross basis when we segment a specific contract. As such, on our internal records, one contract might have amounts recorded as costs in excess of billings in one segment of the contract and billings in excess of contract costs incurred for a different segment. We realized this situation was occurring during the first quarter of 2003 and made the balance sheet reclassification to net certain billings in excess against the same contract's costs in excess account.

Recent Developments

        For the third quarter of 2003, we had net sales totaling $53,100,000, an increase of $11,700,000, or 28.4%, over the same period last year. Net income for the third quarter of 2003 was $982,000, an increase of $787,000, or 403.6%, over the same period last year. Earnings per share for the third quarter of 2003 were $0.12 compared to $0.02 for the third quarter of 2002.

        Backlog at September 30, 2003 was $160,645,000, compared to a backlog of $204,300,000 at December 31, 2002 and $206,559,000 at September 30, 2002. Backlog represents the sum total of all contracts and awards received by us at a point in time which have not yet been recognized as revenue. Backlog at September 30, 2003 was lower than backlog at December 31, 2002 due to weakness in our Institutional Security Systems segment related to tight customer budgets and increased competition. This weakness was mitigated by strong backlog at the Public Safety and Justice segment due to a significant award in the second quarter of 2003 for the city of Detroit along with other recent awards.

        On December 19, 2003 we entered into a Seventh Amendment to Credit Agreement with PNC Bank, National Association, individually and in its capacity as agent for the lenders, extending the maturity of amounts borrowed under our credit facility from November 16, 2004 to February 16, 2005.

RISK FACTORS

        Before deciding to invest in our securities, you should consider carefully the risks described below and the risks set forth in this prospectus, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the Securities and Exchange Commission ("SEC"). We believe that the risks and uncertainties described below are all the material risk factors known to us that may adversely impact our business. Additional risks and uncertainties, however, that we do not currently know about or that we currently believe are immaterial, may also adversely impact our business. If any of the risks actually occur, our business, financial condition or future results of operations could be materially and adversely affected. In such case, we may not be able to pay interest on, or repay the principal of, the notes, or the price of our securities could decline, and you may lose all or part of your investment.

Risks Particular to Our Business

Continued budget constraints of state and local governments could adversely affect our business.

        Contracts for which state or local governments are the ultimate customer account for approximately 68% of our business. Our Institutional Security Systems segment, our largest business segment, outfits correctional facilities and court houses. Similarly, our Public Safety and Justice segment almost exclusively serves state and local governments. Many state and local governments are operating under very tight budget constraints. Continued budget constraints on these governments could cause them to delay or cancel pending projects, which could adversely affect our financial results.

We operate under fixed price contracts and our inability to estimate our costs may adversely affect our financial results.

        Much of our business is pursuant to fixed price contracts. If we do not accurately estimate our costs, we could suffer losses on these contracts. Increases in the cost of raw materials for this or any other reason could have an adverse impact on our financial performance if we are not able to effectively forecast such increases. In addition, our revenues under these contracts are recognized under the percentage of completion method of accounting. This method requires considerable judgment and as a result the estimates derived at any point in time could differ significantly from the final results attained.

Our ability to obtain bid, payment and performance bonds is critical to our ability to conduct business.

        In the conduct of our business we are often required by our customers to obtain bid, payment or performance bonds. If we are unable to obtain such bonds for any reason, it would significantly diminish our ability to secure new contracts, and consequently our financial performance and results of operations may be adversely affected.

The loss or reduction of U.S. Government contracts could adversely affect our business.

        Contracts where the U.S. Government is the ultimate customer accounted for approximately 23% of our revenues in the fiscal year ending December 31, 2002. The U.S. Government funds these contracts in annual increments, and the contracts require subsequent authorization and appropriation, which may not occur or which may provide less than the total amount of the contract. We may not receive future contracts and the size of any contracts that we receive may vary. Fluctuations in spending by the U.S. Government for national defense could also adversely affect our ability to receive future contracts. Additionally, the U.S. Government may cancel its contracts unilaterally, at its convenience. The loss of, or a significant reduction in, this business could have an adverse effect on our business.

The failure to obtain U.S. Government contracts in connection with the Department of Homeland Securities' Homeland Defense initiative could adversely affect our business.

        We currently do not have any U.S. Government contracts derived from the Department of Homeland Securities' Homeland Defense initiative. We may not receive any contracts as a result of this initiative and the size of any contracts that we receive may vary. Our failure to secure Homeland Defense contracts could give other companies in the public security market a competitive advantage and could have an adverse effect on our business.

We are subject to substantial government regulation that could cause delays in the delivery of our products and services and may subject us to audits or other similar review processes.

        As a contractor with agencies of the U.S. Government and various state governments, we are obligated to comply with a variety of regulations governing our operations and the workplace. These regulations include those promulgated by, among others, the various states with which we contract, the U.S. Departments of Commerce, State, Transportation and the U.S. Environmental Protection Agency, the Occupational Safety and Health Administration, and the U.S. Bureau of Alcohol, Tobacco and Firearms. Certain of our contracts give the contracting agency the right to conduct audits of our facilities and operations, including a review of our compliance with the prescribed procedures established in connection with the government contract. We may be subject to investigations as a result of an audit or for other causes. Adverse findings in an audit or other investigation, including violations of environmental or labor laws, could result in fines or other penalties up to and including disqualification as a U.S. Government contractor. U.S. Government contracts may also contain specific delivery requirements, which if not met satisfactorily by us could result in penalties assessed against us and a loss of profits.

Our inability to effectively integrate acquisitions or consummate new acquisitions on satisfactory terms could adversely affect our business.

        We have made a number of acquisitions in recent years, which require that we integrate operations and systems and personnel from those businesses into our Company. This process requires, among other things, that we must continually evaluate our operational and financial systems and controls and enhance those systems and controls as necessary.

        We plan to grow our business by acquiring companies that will complement our existing products and services or allow us to enter or expand into markets where we do not maintain a meaningful presence. These acquisitions could require us to enhance our operational and financial systems and employ additional qualified personnel, management and operational and financial resources. In addition, growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets, the potential impairment of goodwill and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, satisfactorily integrate these acquired businesses.

Our ability to maintain effective disclosure controls and procedures is critical to ensuring that material information required to be included in our SEC reports is brought to the attention of management on a timely basis.

        During December 2002, we determined that our disclosure controls and procedures were not functioning in an effective manner to notify management of material information required to be included in our periodic reports filed with the SEC. While we have rectified those problems with our disclosure controls and procedures, any future inability to maintain effective disclosure controls and procedures could result in our periodic reports to the SEC containing inaccurate or misleading information or omitting disclosure required by SEC rules and regulations. Defective disclosure under the securities law could lead to potential lawsuits by the SEC or investors that could have a material adverse effect on our business and financial condition.

We may need additional financing for acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

        In order to achieve growth through acquisitions or otherwise, we may need to make significant capital expenditures and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability of financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our growth strategy or, if we can obtain additional financing, the additional financing may not be on terms which are satisfactory to us.

Our failure to remain in compliance with the terms of our credit facility could adversely affect our business.

        As of December 31, 2002 we were not in compliance with the "minimum fixed charge coverage ratio" and the "maximum leverage ratio" covenants in our credit facility. The banks who are parties to our credit facility agreed to waive compliance with these covenants in connection with an amendment to our credit facility dated March 21, 2003. In the event that we were to breach a covenant under our credit facility in the future, there can be no guarantee that we could secure a waiver for such breach and we would be in default under the credit facility. Our failure to remain in compliance with the terms of our credit facility could have a material effect on our ability to conduct our business and to fulfill our obligations under the notes.

Legal proceedings may adversely affect our business.

        We are a party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Some of our businesses, especially Institutional Security Systems, involve working as a subcontractor to a prime contractor. From time to time we make claims against the prime contractor, or the prime contractor makes claims against us. At any point in time we are engaged in a number of claim disputes with prime contractors, some of which may have a significant negative outcome. Although the total amount of liability with respect to these matters cannot be ascertained, we believe that any resulting liability would not have a material effect on our financial position, results of future operations or cash flows.

        In addition to claims with prime contractors, we may also make claims against customers and customers may make claims against us. In particular, we recently received a complaint alleging that one of our subsidiaries breached its contract to provide a public safety software system to a customer. This customer is seeking to recover damages including treble damages, costs and attorney's fees. To date we have collected $642,000 of the $1.9 million contract price and have an outstanding unbilled balance for the remainder. We have denied the allegations, intend to vigorously defend the allegations and to countersue the complainant to recover balances due under the contract. Because this claim is recent and we are still investigating it, the amount of liability with respect to this claim cannot be ascertained and we cannot determine at present whether any resulting liability would have a material effect on our financial position, results of future operations or cash flows.

        Over the past several years, we have been named in lawsuits involving asbestos related personal injury and death claims in which CompuDyne Corporation, individually and as an alleged successor, is a defendant. We have been named as a defendant in cases related to claims for asbestos exposure allegedly due to asbestos contained in certain of its predecessor's products. We have advised our insurers of each of these cases, and the insurers are providing a defense pursuant to agreement with us, subject to reservation of rights by the insurers. The insurers have advised that claims in such litigation for punitive damages, exemplary damages, malicious and willful and wanton behavior and intentional conduct are not covered. One of the carriers has given notice that asbestos related claims are excluded from certain of these policies. The insurers have additional coverage defenses which are reserved, including that claims may fall outside of a particular policy period of coverage. We cannot ascertain the total amount of potential liability, if any, with respect to these matters. Litigation costs to date have not been significant and we have not paid any settlements from our own funds. We believe that any such liability would not have a material effect on our financial position, future operations or future cash flows. However, litigation is inherently risky and unexpected results could have a material adverse effect on us.

We are exposed to potential liability to clients and others.

        Our involvement in the public security and justice business exposes us to potential liability claims from our clients. Our products are used in applications where their failure could result in serious personal injuries and death. We have sought ways to minimize loss to our clients by obtaining product liability and professional liability insurance policies, however, a successful claim could result in liability in excess of coverage limits or the continuation of insurance coverage and have a material adverse effect on our business and operations.

Our inability to fully utilize our new manufacturing facility could adversely affect our operating results.

        In 2002, we purchased a manufacturing facility in Montgomery, Alabama in anticipation of increased demand in our Attack Protection segment. The acquisition of the facility involved certain risks, including the hiring and training of new employees, compliance with environmental health and safety and other regulatory requirements and the costs associated with the acquisition of new production equipment, tooling and other machinery. In the event that we are unable to attain full-scale commercial production at our new manufacturing facility, our results of operations and financial condition could be adversely affected. Further, there can be no assurance we will achieve the anticipated benefits and efficiencies from our expanded manufacturing operations. In addition, our operating results could be adversely affected if sales of our products do not increase at a rate sufficient to offset our increased expenses resulting from this expansion.

We are subject to various environmental laws that could subject us to unforeseen expenditures.

        Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although we believe that we have made sufficient capital expenditures to maintain compliance with existing laws and regulations, future expenditures may be necessary as compliance standards and technology change. Unforeseen significant expenditures required to maintain such compliance, including unforeseen liabilities, could have an adverse effect on our business and financial condition.

Risks Related to the Notes

Our ability to generate sufficient cash to make principal and interest payments on the notes depends on many factors beyond our control.

        Our ability to make payments on and to repurchase the notes will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Our business may not generate sufficient cash flow from operations, cost savings may not be realized, and future borrowings may not be available to us under credit arrangements in an amount sufficient to enable us to make the principal and interest payments on the notes. We may need to refinance all or a portion of our indebtedness under the notes on or before maturity. We may not be able to refinance the notes, if necessary, on commercially reasonable terms or at all.

We will be substantially increasing our indebtedness.

        As a result of the sale of the notes, we will incur up to $40,250,000 of additional indebtedness (assuming the underwriters' over-allotment option is exercised in full); however, we anticipate paying down approximately $19,025,000 of our existing indebtedness using the proceeds from this offering. The net increase of approximately $21,225,000 will increase our ratio of debt to equity from approximately 0.4x to approximately 0.7x as of September 30, 2003, on a pro forma basis after giving effect to the sale of the notes and the anticipated use of the proceeds. Our existing indebtedness is principally comprised of bank financing. We may also incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

  •
  make it difficult for us to make payments on the notes;

  •
  make it difficult for us to obtain financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  •
  limit our flexibility in planning for, or reacting to changes in, our business; and

  •
  make us more vulnerable in the event of a downturn in our business.

        We may not be able to meet our debt service obligations, including our obligations under the notes.

The notes are subordinated to our existing and future senior indebtedness and the indebtedness of our subsidiaries, which may reduce our ability to fulfill our obligations under the notes.

        The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness and trade payables, including obligations under our bid, payment and performance bonds for customer contracts, except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the notes. In addition, the notes effectively will be subordinate to all liabilities of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, will be subordinate to the claims of the subsidiaries' creditors. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt or debt of our subsidiaries will be entitled to be paid in full in cash before any payment may be made with respect to the notes.

        If we are subject to a bankruptcy, liquidation or reorganization or similar proceeding, holders of the notes will participate with all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior debt. In addition, because the notes are effectively subordinated to liabilities of our subsidiaries, if we are subject to any such proceeding it is likely that note holders will not receive any payments until after the liabilities for our subsidiaries are satisfied. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of the notes may receive less, ratably, than the holders of senior debt.

        Assuming we had completed this offering on September 30, 2003 and applied the net proceeds from this offering as anticipated, the notes would have been subordinated to approximately $840,000 of our senior debt (including trade payables), and would have been effectively subordinated to approximately $22,450,000 of liabilities of our subsidiaries. The indebtedness under our existing credit facility is and will continue to be secured by all accounts receivable, inventory, chattel paper, instruments, machinery and equipment, contract rights and general intangibles. We will be permitted to incur substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

We may be required to repurchase notes upon a Change in Control and may not have the ability to raise the funds necessary to finance the repurchase.

        Upon the occurrence of a Change in Control, we will be required to offer to repurchase the notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of repurchase. If a Change in Control were to occur, there can be no assurance that we would have sufficient funds to pay the purchase price for all of the notes that we might be required to purchase. Certain events involving a Change in Control may result in an event of default under our credit facility or our other indebtedness that may be incurred in the future. In the event a Change in Control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from repurchasing the notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture. If, as result thereof, a default occurs with respect to any senior indebtedness, the subordination provisions of the notes would require payment in full of borrowings under our credit facility and any other senior indebtedness before repurchase of the notes.

The conversion of the notes will result in dilution to our stockholders.

        The notes can be converted into            shares of our common stock, which would equal    % of our issued and outstanding shares following such conversion. In addition, we anticipate that to finance the growth of our business adequately, we may offer and sell our shares of common stock in private or public offerings in the future. The occurrence of either or both of the foregoing will result in dilution to our stockholders.

We cannot guarantee that there will be an active trading market for the notes.

        The notes are a new issue of securities for which no trading market currently exists. We do not intend to list the notes on any national or regional securities exchange or to seek approval for quotation through any automated quotation system. We cannot give any assurance that an active trading market will develop or that holders will have the ability to sell their notes. Further, even if a market develops, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made in this prospectus or in documents we incorporate by reference in this prospectus with regard to our current expectations as to future revenues, expenses, financial position and industry conditions, our ability to secure new contracts, our goals for future operations, implementation of business strategy and other future events constitute "forward-looking statements" within the meaning of the federal securities laws. When used in this prospectus or in documents we incorporate by reference in this prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to management, identify forward-looking statements. Although we make such statements based on current information and assumptions we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed or implied by such forward-looking statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain important factors, including but not limited to, demand for our products, competitive factors and pricing pressures, changes in legal and regulatory requirements, government budget problems, delays in government procurement processes, ability to obtain bid, payment and performance bonds on various of our projects, technological change or difficulties, the ability to refinance debt when it becomes due, product development risks, commercialization difficulties, adverse results in litigation and general economic conditions. Risks inherent in our business and with respect to future uncertainties are further described in "RISK FACTORS" and in our other filings with the SEC.

USE OF PROCEEDS

        The net proceeds from the sale of the notes offered by this prospectus after deducting the underwriting discount and estimated offering expenses are estimated to be approximately $33,510,000 ($38,589,000 if the underwriters' over-allotment option is exercised in full). Our current intent is to use the net proceeds of the notes to pay down our existing borrowings under our credit facility with our banks and, depending on interest rates and our other funding requirements, our two industrial revenue bonds. The remaining net proceeds will be used for general corporate purposes, including for investment in growth opportunities internally as well as for potential acquisitions to enhance our Public Safety and Justice business.

        At September 30, 2003, we had approximately $14,600,000 outstanding under a secured credit facility with two banks, one of which is PNC Bank, National Association. J.J.B. Hilliard, W.L. Lyons, Inc., one of the underwriters, is an affiliate of PNC Bank, National Association. The credit facility consists of a term loan and line of credit, both due in February 2005. As of September 30, 2003, we had approximately $5,600,000 of available funds under the line of credit. The interest rate under the line of credit ranges from London Interbank Offering Rate (LIBOR) plus 1.50% to 3.25% or prime plus 0.25% to 2.00% based on our leverage ratio at the end of each quarter. The interest rate for borrowings under the term loan ranges from LIBOR plus 1.75% to 3.50% or prime plus 0.50% to 2.25% based on our leverage ratio at the end of each quarter. We anticipate using approximately $14,600,000, which constitutes 44% of the estimated net proceeds from this offering (38% if the underwriters' over-allotment option is exercised in full), to pay down our credit facility with our banks, including PNC Bank, National Association.

        Our two industrial revenue bonds had outstanding principal amounts of approximately $1,500,000 and approximately $2,900,000, respectively, as of September 30, 2003. The bonds mature in 2014 and 2017, respectively. These borrowings accrue interest at variable rates between 1.10% and 1.90% for the first nine months of 2003 based on weekly market conditions. These bonds are fully collateralized by bank letters of credit issued under our credit facility. We anticipate using approximately $4,400,000, which constitutes 13% of the estimated net proceeds from this offering (12% if the underwriters' over-allotment option is exercised in full), to pay down these industrial revenue bonds.

COMMON STOCK PRICE RANGE

        Our common stock is traded on the Nasdaq National Market under the symbol "CDCY." On January 6, 2004, there were 1,467 holders of record of our common stock. The following table sets forth, for the quarterly periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low
2001
First Quarter	$8.38	$5.12
Second Quarter	10.25	7.50
Third Quarter	19.55	7.75
Fourth Quarter	19.30	9.75
2002
First Quarter	$17.30	$11.70
Second Quarter	17.87	12.22
Third Quarter	15.94	6.00
Fourth Quarter	9.23	5.59
2003
First Quarter	$7.49	$4.80
Second Quarter	10.20	6.75
Third Quarter	10.78	7.37
Fourth Quarter	10.40	7.50
2004
First Quarter (through January 6, 2004)	$12.44	$10.25

        The sale prices shown above reflect prices between dealers and do not include retail markups or markdowns or commissions and may not necessarily reflect actual transactions.

        On January 6, 2004, the last sale price of our common stock, as reported on the Nasdaq National Market, was $12.32 per share.

DIVIDEND POLICY

        We have not paid dividends on our common stock in the past and do not expect to declare or pay dividends in the foreseeable future. We are also restricted from making dividend payments by our existing credit facility.

CAPITALIZATION

        The following table sets forth our actual capitalization at September 30, 2003, and our capitalization as adjusted to reflect the receipt and anticipated use of the estimated net proceeds of $33,510,000 from the sale of the notes. The following should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this prospectus in the Form 10-Q in Appendix A and our audited consolidated financial statements and the related notes contained in our Annual Report to Stockholders for the year ended December 31, 2002, which accompanies this prospectus.

	At September 30, 2003
	Actual	As Adjusted
	(in thousands)
Debt:
Revolving line of credit	$12,500	$—
Term loan	2,080	—
Industrial revenue bonds	4,445	—
% Convertible Subordinated Notes due 2011	—	35,000

Total debt	19,025	35,000
Shareholders' Equity:
Preferred stock, 2,000,000 shares authorized and unissued	—	—
Common stock, par value $0.75 per share; 15,000,000 shares authorized; 8,520,380 shares issued at September 30, 2003(1)	$6,390	$6,390
Additional paid-in capital	42,433	42,433
Retained earnings	7,479	7,319 (2)
Accumulated other comprehensive loss	(127)	(127)
Treasury stock, at cost; 594,877 shares at September 30, 2003	(4,087)	(4,087)

Total shareholders' equity	52,088	51,928

Total capitalization	$71,113	$86,928

(1)
Outstanding common stock does not include (a) 1,369,070 shares of common stock reserved for issuance pursuant to stock options which were outstanding as of September 30, 2003, at a weighted average exercise price of $8.44 per share, (b) an additional 533,784 shares of common stock which are available for issuance under our stock option plan, and (c) 74,636 shares of common stock reserved for issuance upon exercise of outstanding warrants, at a weighted average exercise price of $9.13 per share.

(2)
The adjustment to retained earnings represents the write-off of deferred financing charges related to our industrial revenue bonds.

OUR BUSINESS

        CompuDyne Corporation was reincorporated in Nevada in 1996. We believe that we are a leading provider of products and services to the public security markets. We operate in four distinct segments: Institutional Security Systems; Attack Protection; Federal Security Systems; and Public Safety and Justice.

Four Business Segments

Institutional Security Systems

        Our Institutional Security Systems segment is headquartered in Montgomery, Alabama and operates under the trade name Norment Security Group ("Norment"). This segment provides physical and electronic security products and services to the corrections industry (prisons and jails) and to the courthouse, municipal and commercial markets. Norment serves as a contractor and is responsible for most installation work on larger projects. Installations involve hard-line (steel security doors, frames, locking devices, etc.) and electronic security systems, including software, electronics, touch-screens, closed circuit television, perimeter alarm devices and other security monitoring controls. Through a network of regional offices, Norment provides field level design, installation and maintenance of both physical and electronic security products.

        Key products and services of the Institutional Security Systems segment include:

        MaxWall – a modular prefabricated steel jail cell system that features a number of unique cell designs, as well as custom configured inmate dorm room, common room, and control room designs that result in measurable cost and time savings for institutional security clients. MaxWall features double-skinned, 12-gauge galvanized steel panels with interlocking edges for increased strength and security. Installation of MaxWall modular cells is fast and easy: the modular panels slide into place in heavy steel channels secured to the floor, then the panels are stitch-welded with pick-proof joints to increase security. The MaxWall design meets the National Fire Protection Association Life Safety Code, as well as the American Corrections Association's standards. Thinner and lighter than traditional cells, MaxWall can reduce total construction costs by 8%–10%.

        Airteq – a complete line of both pneumatic and electro-mechanical operating devices, locks and hardware. The Airteq line includes electro-mechanical operating devices that have become the design standards for the California Department of Corrections retrofit program. We believe that Airteq is an industry leader in pneumatic and electro-mechanical sliding devices used in the corrections industry.

        Integrated Security Systems – integrated central control and monitoring products for locking, paging, audio, closed circuit television cameras, nurse call and duress signals. This segment integrates generally available products and software as well as designing its own proprietary systems. In addition, this segment has developed a sophisticated proprietary video badging system with approximately 225 systems installed at 61 facilities, including 55 military installations throughout the world.

Attack Protection

        Our Attack Protection segment is the country's largest original equipment manufacturer (OEM) of certified ballistic, attack and blast resistant products. These products are designed for high security applications such as embassies, courthouses and Federal buildings. We also provide our services to banks, corporate headquarters, private estates and other facilities requiring the highest level of protection currently available. We believe that we are a premier provider of Level 8 security products, the highest rating level of commercial security products. Existing product installations number in the thousands and range from the Middle East to the White House. Working under contracts from the United States Department of State, our Attack Protection segment is a significant supplier of bullet and blast resistant windows and doors to United States embassies throughout the world. We also sell our attack protection products to drug stores, convenience stores, and banks to secure drive through facilities. Other commercial applications include guard booths, tollbooths, cash drawers and similar installations.

        Key products of the Attack Protection segment include:

        Bullet and Blast Protection – integrated, structurally secure bullet, blast, and attack resistant products produced using the proprietary assembly of bullet resistant Norplate frames and laminated security glass, guaranteeing the entire system's ballistic integrity. True bullet, blast, and attack resistant window and door protection for highly secure buildings used to be very utilitarian and unattractive. Through innovative engineering and design, our Attack Protection segment has developed aluminum architectural design grade windows and doors while maintaining the highest levels of independently tested and graded protection. We offer protective windows and doors that are attractive and custom-designed while still providing very high traditional levels of required protection.

        Bullet and blast resistant windows, doors and related offerings are the most significant class of products that we offer, and accounted for 11.2%, 13.9% and 15.5% of our consolidated revenues during 2002, 2001 and 2000, respectively.

        Vehicle Intrusion Barriers – certified fixed, removable, semi-automatic and automatic vehicle bollards, pop-up and wedge barriers, high-security vehicle access control crash beams, and cantilever gates. Our state of the art remote-controlled automatic bollards utilize a variety of automatic control devices and are capable of 5,200 cycles per day, making them ideal for heavy traffic locations that are opened and closed many times per day.

        Bollards are typically simple and ugly things. They are the concrete-filled steel pipes that are used for traffic control around protected buildings and monuments. Our Attack Protection group offers aesthetically designed bollards that automatically retract into the ground, improving both their flexibility and attractiveness. Combined with our new pop-up steel barriers and blast-resistant guard booths, Attack Protection provides advanced one-stop-shopping for traffic security control.

        Fiber SenSys – a sophisticated fiber optic monitoring system used to detect physical intrusion. Our FiberSenSys Fiber Optic Security Network supports two-way communication with a single fiber optic cable that connects multiple security devices into a totally integrated system. FiberSenSys technology enables the Fiber Optic Security Network to activate electronic door locks, security lights, alarms, automatic barriers, and closed circuit television monitors from the same central command center. Because wind has historically been the largest single problem for outdoor intrusion detection systems, all FiberSenSys sensors have a digital signal processor that uses an algorithm that senses wind and continuously adjusts the alarm processing unit to ensure maximum performance.

        Our Attack Protection business has seen rapid growth in the acceptance of its patented FiberSenSys fiber optic perimeter sensors. These sensors, which are not susceptible to heat, cold, or acidic atmospheres and which do not emit communications impairing electrical emissions, have been installed worldwide. The FiberSenSys fiber optic perimeter sensor features the ability to establish extremely large perimeters with more than 100 sensors that can be monitored from a single control center. The control center may be located up to 10 kilometers from a protected site. This system eliminates the need for costly equipment and relays on the protected perimeter.

        SecurLAN – an integrated security management system designed specifically to detect intrusion attempts aimed at secure and classified communications networks through the conduit race-ways. The system sensor detects attempts to cut, disconnect, or disturb the conduit in any way and is scalable to allow for monitoring of one or multiple locations. SecurLAN offers a cost effective security management system that is easily retrofitted to existing classified LAN systems.

Federal Security Systems

        Our Federal Security Systems segment consists of our subsidiary, Quanta Systems Corporation ("Quanta"), and has served the Federal government's security needs since 1952. This segment develops, installs, and supports a broad range of access control, intrusion detection, surveillance, tracking, and monitoring systems. Quanta specializes in the integration of multiple threat detection and assessment devices, monitoring multiple facilities from a single central command and control station that is capable of real-time detection, tracking, emergency response dispatch, and digital recording. Our customer base includes military, governmental agencies, and state and local governmental units.

        Key products and services of the Federal Security Systems segment include:

        Security Integration – turnkey systems integration of public security and safety systems, including customized access control and badging, intrusion detection, surveillance and command and control systems. Our Flightline Sentry System monitors National Guard and military flightlines within the U.S. and at secured locations around the world using infrared and microwave motion sensors, floodlights, and closed circuit television cameras that locate and track intruders within a secured perimeter. Our Data Control Systems provide tactical security systems, engineering, and production and proprietary telemetry data communication acquisition products for government and commercial clients.

        Waterside Sentry – a multi-functional security system developed to detect water-based and shoreline attack threats. By combining radar, thermal imaging cameras, sonar, sophisticated software, and proprietary integration techniques, our Federal Security Systems segment is able to create a virtual perimeter far out in the water bordering military installations, nuclear plants, airports, or refineries. This system detects and tracks intruders into restricted water space.

        Classified Products – classified products designed to aid the governmental intelligence community.

Public Safety and Justice

        The Public Safety and Justice segment primarily consists of two subsidiaries CorrLogic, Inc. and Tiburon, Inc. This segment provides a fully integrated suite of products including computer assisted dispatch, records management, court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. We believe that we are a worldwide market leader in the development, implementation and support of public safety and justice automation systems. Tiburon has been in business since 1980, with more than 600 systems supporting approximately 275 active customers. We acquired Tiburon through a two-step acquisition that we completed on May 2, 2002.

        Key products and services of the Public Safety and Justice segment include:

        Dispatch Systems – computer assisted dispatch systems designed for first responders such as police, fire and emergency medical personnel. Our new computer aided dispatch system, CAD/Ti, features peer-to-peer engineering that enables the system to operate from any workstation and to assume control of critical data and dispatch services for an entire communications center. We believe that this peer-to-peer architecture is far less vulnerable to server or database failure than competing products. In Idaho, we have installed three separate CAD sites for the State Police and have created an integrated statewide system that runs in a disaster tolerant mode over a wide area network. This state of the art, integrated system allows any of the three centers to take control and perform dispatch and communications functions for any of the other centers.

        Records Management Systems – integrated software modules to automate today's law enforcement and fire protection agencies, from initial incident entry to final disposition and related state reporting. Our Integrated Justice System allows personnel to share data between a variety of common and disparate regional, state, and federal systems. A data warehouse of common subject information, accessible by authorized users, provides a wealth of data to law enforcement and justice personnel.

        Mobile Computing Systems – solutions that provide instant access to computer assisted dispatch and records management systems. Personal Digital Assistants (PDAs) provide instant access to computer aided dispatch and records management systems by law enforcement and emergency personnel in the field. Our PDAs receive and transmit dispatched messages and local and national information regarding vehicle registrations, warrants, and mugshots. The portability and ever-expanding power of PDA technology allows law enforcement personnel to spend more time in the community.

        Inmate Management Systems – development, implementation and support of complex, integrated inmate management software systems. To facilitate high quality, efficient inmate health care, correctional institutions require automated tools to manage inmate medical records and to share appropriate information among staff. CorrMedica Institutional Medical Management System was developed to satisfy this critical need. Designed as an integrated solution for today's complex correctional health care facilities, CorrMedica is being installed at the 2,500 bed Pelican Bay State Prison in Crescent City, California.

The Market

        The market opportunity for jail and prison security systems is related to new facility construction, existing facility upgrades, and the trend towards outsourcing government services. Approximately $3.1 billion is spent annually on correctional facility construction, of which typically 10% to 14% relates to security hardware and security electronics, the markets which we currently serve. Our new MaxWall product has the potential to enable us to serve the jail cell construction portion of this market, which constitutes an additional 10% to 14% of the overall market. Other larger security markets we serve include state and local government facilities, federal government facilities and large commercial installations.

        In all four lines of our business, we face considerable competition from large and small companies. We compete primarily on a price basis with our competitiors. While we are the largest supplier of physical and electronic security to the corrections industry, we have one significant competitor and many small competitors.

        Most of our business occurs on a bid or request for proposal basis. Because of the bid and request for proposal process, we do not generally have access to the underlying assumptions that resulted in our competitors' bids and therefore, other than price, we cannot determine why our bid was successful or unsuccessful for particular contracts. Much of the Federal Security Systems work is on a cost plus basis and is subject to audit by the Defense Contract Audit Agency.

        The Public Safety and Justice segment competes in a market where annual sales are approximately $450 million. Most of the competitors in this market are smaller than us. Some of the larger competitors include divisions of Motorola, Intergraph and Northrop Grumman.

Business Strategy

        We continually strive to position the Company to meet the expanding requirements of the public security market. We believe that we have market-leading positions in key areas of high-end security systems integration, security electronics, advanced security technology products and first responder support software. We represent a sole supplier resource for the most difficult and complex public security and first responder requirements. In order to enhance our position in the public security market, our current strategy is to:

  •
  Pursue our existing business through internal growth. We believe that we have market leading positions in many product and service categories, which provide us a leverageable and ready-made growth platform.

  •
  Expand our customer base to encompass high-end commercial customers. Our products are now being marketed to banks, corporate headquarters, private estates and other facilities.

  •
  Migrate our Institutional Security capabilities to other markets. Many of our products and technologies, and the applications of those products and technologies, were designed to keep offenders confined to certain areas and to keep inmates from "breaking out." These same products and technologies can be adopted to keep people from "breaking in." We are currently working towards adopting our products to this new market.

  •
  Make selective acquisitions to compliment and enhance our current technological capabilities and market access. Our acquisitions of Norment and Tiburon greatly expanded our product offerings and solidified our position within the Institutional Security Systems and Public Safety and Justice segments. We believe other acquisition opportunities exist to further enhance our current product and service offerings.

  •
  Develop alliances with large defense contractors. These alliances may put us in a position to participate in large blanket procurement projects from the Department of Homeland Security in response to homeland security requirements.

MANAGEMENT

Name	Age	Position
Martin A. Roenigk	61	Chairman, Chief Executive Officer and President
Philip M. Blackmon	56	Executive Vice President and Director
Ronald J. Angelone	56	Director
David W. Clark, Jr.	66	Director
Wade B. Houk	60	Director
Bruce A. Kelling	62	Director
Millard H. Pryor, Jr.	70	Director
Geoffrey F. Feidelberg	48	Chief Financial Officer and Treasurer
William C. Rock	54	Vice President Accounting, Corporate Controller and Secretary
Gary T. Bunyard	44	President and Chief Executive Officer of Tiburon
Jon R. Lucynski	55	President and Chief Executive Officer of Norment
Gary A. Mangus	48	President of Institutional Security Systems
C. David Wachs	44	President of Norshield Security Products

        Martin A. Roenigk has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since August 1995.

        Philip M. Blackmon has served as the Executive Vice President and a Director of the Company since August 1995. Mr. Blackmon has also been the Chief Executive Officer and President of Quanta Systems Corporation, a subsidiary of the Company, since 1992.

        Ronald J. Angelone has served as a Director of the Company since May 2003. Mr. Angelone has also been the Vice President of Correctional Solutions, Inc., a corrections consulting and business development firm, since September 2002. From 1994 to 2002, Mr. Angelone served as the Director of the Virginia Department of Corrections.

        David W. Clark, Jr. has served as a Director of the Company since October 1985. Mr. Clark is a Managing Director of Pryor & Clark Company, an investment holding company, and has served in such capacity since June 1993. He presently serves as a director of Checkpoint Systems, Inc., a manufacturing company, and SS&C Technologies Corp., a software development company.

        Wade B. Houk has served as a Director of the Company since July 2001. Mr. Houk has been the President of Houk and Associates, a criminal justice consulting firm, since 1999. From 1996 to 1998, Mr. Houk was the Assistant Director and Chief Financial Officer of the FBI.

        Bruce A. Kelling has served as a Director of the Company since May 2002. Mr. Kelling was the President and Chief Executive Officer of Tiburon, Inc. from 1980 to March 2003.

        Millard H. Pryor, Jr. has served as a Director of the Company since October 1985. Mr. Pryor has been a Managing Director of Pryor & Clark Company, an investment holding company, since June 1993. He serves as a director of August Financial Holding Co., a financial services holding company, The Hartford Funds, a financial services company, Infodata Systems Inc., a computer software company, and Hoosier Magnetics, Inc., a manufacturer of hard ferrite powders.

        Geoffrey F. Feidelberg has served as Chief Financial Officer and Treasurer of the Company since July 2001. From 1999 to July 2001, Mr. Feidelberg was a private investor. Prior to 1999, Mr. Feidelberg was the Chief Operating Officer and Chief Financial Officer of AquaPenn Spring Water Company, Inc., a New York Stock Exchange listed company.

        William C. Rock has served as the Vice President Accounting, Corporate Controller and Secretary since July 2001. Mr. Rock joined the Company as the Chief Financial Officer and Secretary in 1996 upon the acquisition of Shorrock Electronic Systems, where he had served as the Chief Financial Officer from 1991 until joining the Company.

        Gary T. Bunyard has served as the President and Chief Executive Officer of Tiburon, Inc., a subsidiary of the Company since April 2003. Mr. Bunyard has been with Tiburon since 1990 and has held several executive positions within the company, including Vice President of Sales and Marketing, Chief Operating Officer, President of Tiburon Justice Systems and Vice President of Corrections and Justice Products.

        Jon R. Lucynski has served as President of Norment Security Group, Inc., a subsidiary of the Company, since November 1998 and Chief Executive Officer since October 2001. Mr. Lucynski has held several executive positions including, Executive Vice President and Vice President of Operations, since joining Norment Security Group, Inc. in January 1991.

        Gary A. Mangus has served as the President of the Company's Institutional Security Systems segment since September 2002. From March 1998 to August 2002, Mr. Mangus served as Vice President of Norment Security Group, Inc. Mr. Mangus joined Norment Security Group in January 1986.

        C. David Wachs has served as President of Norshield Security Products, a subsidiary of the Company, since July 2000. Mr. Wachs was previously Vice President of Norshield operations from 1984 to 1995. From September 1998 to June 2000, Mr. Wachs served as the President of Montgomery Technology, Inc., an electronic security systems firm.

PRINCIPAL STOCKHOLDERS

        As of September 30, 2003, there were 7,925,503 shares of our common stock issued and outstanding. The following table sets forth, as of September 30, 2003 (unless otherwise noted), the amount and nature of the beneficial ownership of our common stock held by each person who is known by us to hold of record or beneficially more than 5% of any class of our voting securities and by each director, executive officer and by all directors and executive officers as a group. All common stock with respect to which a person has a right to acquire beneficial ownership within 60 days of September 30, 2003 is considered beneficially owned by that person for purposes of this table even though such stock may not be actually outstanding.

Name and Address(1)	Amount and Nature of Beneficial Ownership	Percent of Class Owned
Martin A. Roenigk(2)	1,588,510	19.67%
Eubel Brady & Suttman Asset Management(3) 777 Washington Village Drive, Suite 210 Dayton, OH 45459	608,505	7.68%
Alan Markowitz 831 Youngsford Road Gladwyne, PA 19035	491,715	6.20%
FMR Corporation(3) 82 Devonshire Street Boston, MA 02109	469,837	5.93%
Kennedy Capital Management, Inc.(3) 10829 Olive Blvd. St Louis, MO 63141	464,638	5.86%
Bruce A. Kelling(4)	253,445	3.20%
Geoffrey F. Feidelberg(4)	51,999	*
Gary T. Bunyard(4)	48,110	*
Philip M. Blackmon(4)	45,806	*
Jon R. Lucynski(4)(5)	58,976	*
Millard H. Pryor, Jr.(4)	25,467	*
David W. Clark, Jr.(4)	28,216	*
C. David Wachs(4)	25,241	*
William C. Rock(4)	17,337	*
Gary A. Mangus(4)	13,901	*
Wade B. Houk(4)	1,600	*
Ronald J. Angelone(4)	—	*
All Directors and Executive Officers as a Group (12 persons)(2)(4)(5)	2,158,608	27.24%

*
Less than 1%

(1)
The address of each person listed in the table above is, CompuDyne Corporation, 7249 National Drive, Hanover, MD 21076, unless otherwise listed.

(2)
Assumes the exercise of non-qualified stock options to Martin A. Roenigk for 150,000 shares of our common stock. The options are fully exercisable and expire on August 21, 2005.

(3)
Represents our common stock owned as of June 30, 2003.

(4)
Includes options exercisable within 60 days: Bruce A. Kelling, 9,000 shares; Geoffrey F. Feidelberg, 50,000 shares; Gary T. Bunyard, 6,000 shares; Philip M. Blackmon, 2,000 shares; Jon R. Lucynski, 50,000 shares; Millard H. Pryor, Jr., 8,800 shares; David W. Clark, 8,050 shares; C. David Wachs, 23,000 shares; William C. Rock, 4,000 shares; Gary A. Mangus 10,300 shares; and Wade B. Houk, 1,500 shares.

(5)
Includes 2,900 shares held by the children of Jon R. Lucynski.

DESCRIPTION OF NOTES

        The notes are to be issued under an indenture, to be dated as of January 15, 2004 between us and Wachovia Bank of Delaware, National Association, as trustee. The following summaries of certain provisions of the notes and the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the notes and the indenture, including the definitions therein of certain terms which are not otherwise defined in this prospectus. Wherever particular provisions or defined terms of the indenture (or of the form of note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of the Company.

General

        The notes will represent general unsecured subordinated obligations of ours that are subordinate in right of payment as described below under the subheading "—Ranking; Subordination." The notes will be convertible into common stock as described below under the subheading "—Conversion of the Notes." The notes will be limited to an aggregate principal amount of $40,250,000, and will mature on January 15, 2011, unless earlier redeemed at our option, repurchased at the option of the note holder upon a change in control, or converted to common stock. The indenture will not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities or the incurrence of debt by us or any of our subsidiaries.

        The notes will bear interest from the issue date at the annual rate of    %, payable semi-annually on July 15 and January 15, commencing on July 15, 2004, to holders of record at the close of business on the preceding July 1 and January 1, respectively. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

        We will maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange, presentation for payment, redemption or conversion. Initially, this will be an office or agency of the trustee.

Delivery of Global Note; Book-Entry Form

        The notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

        A recipient of notes pursuant to this offering will receive a beneficial interest in an unrestricted global note. The global note will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Upon issuance of the global note, DTC will credit, on its book-entry registration and transfer systems, the respective principal amounts of the notes represented by that global note to the accounts of institutions or persons, commonly known as participants, that have accounts with DTC or its nominee. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold beneficial interests through participants. Except as set forth below, the record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Payment of interest on and the redemption and repurchase price of the global note will be made to Cede as registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We have been informed by DTC that, with respect to any payment of interest on, or the redemption or repurchase price of, the global note, DTC's practice is, upon receipt of payment, to credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

        Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of persons who hold interests through them and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        Neither us nor the trustee (or any registrar, paying agent or conversion agent under the indenture) will have responsibility for the performance of DTC or its participants or persons who hold interests through the participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC holds the notes that its participants deposit with DTC. DTC also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause the notes to be issued in definitive form in exchange for the global note.

Conversion of the Notes

        You may, at your option, convert your notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion price of $            per share, subject to adjustment upon

certain events. You may convert the principal amount of your note, or any portion thereof which is a multiple of $1,000. The conversion price is subject to adjustment as described below. If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your notes for repurchase after a repurchase event, you may convert your notes until the close of business on the business day immediately preceding the repurchase date.

        Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or for dividends paid on any common stock issued. A holder of notes at the close of business on a record date will be entitled to receive the interest payable on such notes on the corresponding interest payment date. However, notes surrendered for conversion during the period from the close of business on a record date to the close of business on the business day preceding the next succeeding interest payment date must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted; provided, however, that no such payment need be made to the extent of any overdue interest.

        We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the common stock on the last business day immediately preceding the date on which the notes are deemed to have been converted.

        The conversion price of $            per share will be adjusted if:

          (1)   we dividend or distribute shares of our common stock to all holders of our common stock;

          (2)   we issue rights or warrants to all holders of our common stock to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the daily closing sale prices per share of our common stock for the ten consecutive trading days selected by us commencing not more than 30 days before and ending not later than the earlier of, the date of determination or the day before the "ex" date with respect to the issuance requiring such computation immediately prior to the date in question;

          (3)   we subdivide or combine our common stock;

          (4)   we dividend or distribute to all holders of our common stock capital stock or evidences of our indebtedness or assets, but excluding:

      •
      rights or warrants referred to in (2) above or to be exercised in connection with certain trigger events;

      •
      dividends and distributions paid exclusively in cash; or

      •
      dividends and distributions referred to in (1) above;

          (5)   we make a dividend or distribution consisting exclusively of cash to all holders of our common stock, excluding (A) any quarterly cash dividend on the common stock to the extent that aggregate cash dividends in any twelve-month period do not exceed 5% of the average closing sale prices during the ten trading days immediately prior to the date of declaration of such dividend and (B) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; or

          (6)   the purchase of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries involves consideration per share of common stock that exceeds the closing sale price of a share of our common stock on the trading day next succeeding the last time tenders or exchanges may be made pursuant to such tender or exchange offer.

        If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

        You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "FEDERAL INCOME TAX CONSIDERATIONS."

        No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

        We may from time to time to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to our stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In certain circumstances we may be required by the Nasdaq Marketplace Rules to obtain stockholder approval prior to reducing the conversion price. See "FEDERAL INCOME TAX CONSIDERATIONS."

Optional Redemption

        The notes are not redeemable at our option prior to January 15, 2009 except in the event of a Change in Control as described under "—Change in Control." After that date, the notes may be redeemed on any interest payment date at our option on at least 30 but not more than 60 days' notice, in whole or in part from time to time, at a price equal to 102% of the principal amount of the notes, together with accrued interest to the date fixed for redemption.

        If fewer than all the notes are to be redeemed, the trustee will select the notes or portions thereof of the global note or the notes in certificated form to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, on a pro rata basis or by another method the trustee deems fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be taken from the portion selected for redemption. If any note is to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued.

        No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the indenture. See "—Events of Default and Remedies."

Change in Control

        A "Change in Control" shall be deemed to have occurred at the time, after the original issuance of the notes, (i) any person or group of persons (within the meaning of Sections 13(d) or 14(a) of the Exchange Act) shall have acquired beneficial ownership of (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) 50% or more of the voting capital stock of the Company; or (ii) within a period of twelve (12) consecutive calendar months, individuals who were directors of the Company, on the first day of such period (together with any new directors whose election to the board of directors or whose nomination for election, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), shall cease to constitute a majority of the board of directors of the Company.

Redemption

        Upon the occurrence of a Change in Control, we have the right to redeem the notes on not less than 30 days notice, in whole but not in part, not later than five business days following the effective date of the event or circumstance resulting in the Change in Control, at the redemption prices set forth below, together with accrued and unpaid interest, if any, to, but excluding the date fixed for redemption.

If the Change in Control Occurs within the Twelve Months Preceding January 15,	Redemption Price
2005	105%
2006	105%
2007	104%
2008	104%
2009	103%

Repurchase

        If we elect not to redeem, each holder of notes shall have the right to require us to repurchase such holder's notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of repurchase, pursuant to an offer (the "Change in Control Offer") made in accordance with the procedures described below and the other provisions in the indenture.

        Within 30 days following any Change in Control, we shall send to the trustee and to each holder of notes or within 15 days following any Change in Control we shall cause the trustee to send to each holder of notes, by first-class mail, postage prepaid, at such holder's address appearing in the note register, a notice stating, among other things, that (1) a Change in Control has occurred, (2) the repurchase date, which shall be 45 days from the date such notice is mailed (or if such day is not a business day then the next succeeding business day), (3) the date by which the repurchase right must be exercised, (4) the repurchase price, (5) on the repurchase date, the repurchase price and accrued interest (if any) will become due and payable and that interest shall cease to accrue, (6) the conversion rate then in effect and the date on which the right to convert will terminate and (7) certain other procedures that a holder of notes must follow to accept a Change in Control Offer or to withdraw such acceptance.

        We will comply, to the extent applicable, with the requirements of Rule 13e-4 and Rule 14e-1 promulgated under the Exchange Act and other securities laws or regulations, to the extent such laws are applicable, in connection with the repurchase of the notes as described above.

        Our indebtedness contains prohibitions of certain events which would constitute a Change in Control. Moreover, the exercise by the holders of notes of their right to require us to purchase the notes could cause a default under such indebtedness, even if the Change in Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. See "RISK FACTORS." Furthermore, the Change in Control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of our incumbent management.

Merger, Consolidation and Sale of Assets

        Unless we shall have elected to redeem the notes upon a Change in Control, we may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

  •
  either (A) we are the surviving entity, or (B) the resulting surviving or transferee entity is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and expressly assumes in writing all of our obligations under the notes and the indenture; and

  •
  no event of default under the indenture and no event that, after notice or lapse of time or both, would become an event of default, will have happened and be continuing.

Ranking; Subordination

        The payment of principal of, premium, if any, and interest on the notes (including, but not limited to, the redemption price and the repurchase price with respect to notes subject to redemption or repurchase) will, to the extent set forth in the indenture, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (defined below) whether outstanding at the date the notes are issued or thereafter incurred. Upon any payment by us or distribution of our assets to our creditors in a liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the notes (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Indebtedness).

        We may not make any payment upon or in respect of the notes (except in such subordinated securities) and may not acquire from the trustee or the holder of any note for cash or property (other than securities subordinated to at least the same extent as the notes to Senior Indebtedness and any securities issued in exchange for all Senior Indebtedness) until Senior Indebtedness has been paid in full if (i) a default in the payment of the principal, premium, interest or other obligations on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from a holder of Senior Indebtedness or representative thereof. Payments on the notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived, or (ii) in the case of a default other than a non-payment default, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 365 days after the receipt by the trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default shall have been cured or waived.

        "Senior Indebtedness" with respect to the notes means the principal of, premium, if any, and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding) payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, all of our indebtedness (as defined in the indenture) including trade payables arising in the ordinary course of business and obligations under our bid, payment or performance bonds for customer contracts, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is pari passu or junior to the notes. If any payment made to any holder of any Senior Indebtedness or its representative with respect to such Senior Indebtedness is rescinded or must otherwise be returned by such holder or representative upon the insolvency, bankruptcy or reorganization of the company or otherwise, the reinstated indebtedness arising as a result of such rescission or return shall constitute Senior Indebtedness effective as of the date of such rescission or return.

        In the event that the trustee (or paying agent if other than the trustee) or any holder receives any payment of principal or interest with respect to the notes at a time when such payment is prohibited under the indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders shall be subrogated (equally and ratably with all other indebtedness pari passu with the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders have been applied to the payment of Senior Indebtedness.

        As of September 30, 2003, we had approximately $42,300,000 currently outstanding Senior Indebtedness. The indenture does not prohibit or limit the incurrence of Senior Indebtedness in the future.

        In addition, because our operations are conducted primarily through our subsidiaries, claims of holders of indebtedness of such subsidiaries, as well as claims of creditors of such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the notes. As of September 30, 2003, the aggregate liabilities of such subsidiaries were approximately $26,900,000. The indenture does not limit the amount of additional liabilities which any of our subsidiaries can create, incur, assume or guarantee.

        Because of these subordination provisions, in the event of a liquidation or insolvency of us or any of our subsidiaries, holders of notes may recover less, ratably, than the holders of Senior Indebtedness.

Events of Default and Remedies

        An Event of Default is defined in the indenture as being, among other things:

  •
  default in payment of any installment of interest on the notes continues for a period of 30 days;

  •
  default in payment of the principal of or premium, if any, on the notes when due at maturity, upon redemption, upon repurchase, by acceleration or otherwise;

  •
  default in our obligation to convert any notes following the exercise by a holder of notes of the right to convert such notes into common stock;

  •
  default in our obligation to provide notice upon the occurrence of a Change in Control;

  •
  our failure to observe or perform any other covenants or agreements in the notes or the indenture continued for a period of 60 days after the date on which we receive written notice of such failure from the trustee or holders of at least 25% in aggregate principal amount of the notes then outstanding; or

  •
  certain events involving bankruptcy, insolvency or reorganization of the Company.

        The indenture provides that if an Event of Default (other than an Event of Default with respect to certain events, including bankruptcy, insolvency or reorganization of the Company) shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of and premium, if any, on the notes to be due and payable immediately. If an Event of Default involving our bankruptcy, insolvency or reorganization occurs, the principal of all the notes and the interest accrued thereon shall be immediately and automatically due and payable without further action. However, if we pay or deposit with the trustee a sum sufficient to pay all matured installments of interest on all notes and the principal and premiums, if any, on all notes that have become due other than by acceleration and certain expenses and fees of the trustee and if all defaults (except the nonpayment of interest on, premium, if any, and principal of any notes which shall have become due by acceleration) shall have been cured or waived and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the notes then outstanding.

        The holders of a majority in principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture. The indenture provides that, subject to the duty of the trustee following an Event of Default to act with the required standard of care, the trustee will not be under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the trustee receives satisfactory indemnity against any associated costs, liability or expense.

Satisfaction and Discharge

        When we shall deliver to the trustee for cancellation all notes theretofore authenticated (other than any notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other notes shall have been authenticated and delivered) and not theretofore canceled or converted, or all the notes not theretofore canceled, converted or delivered to the trustee for cancellation or conversion shall have become due and payable, and we deposit with the trustee, in trust, funds sufficient to pay all of the notes (other than any notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other notes shall have been authenticated and delivered) not theretofore canceled, converted or delivered to the trustee for cancellation or conversion, including principal and premium, if any, and interest due, and if we have paid or caused to be paid all other sums payable under the indenture payable by us, then the indenture shall cease to be of further effect (except as to (1) rights of holders of the notes to receive payments of principal of and premium, if any, and interest on, the notes and the other rights, duties and obligations of holders of the notes, as beneficiaries hereof with respect to the amounts, if any, so deposited with the trustee and (2) the rights, obligations and immunities of the trustee), and the trustee shall execute proper instruments acknowledging satisfaction of and discharge of the indenture.

Modifications of the Indenture

        We and the trustee may amend or supplement the indenture without notice to or consent of any holder in certain events, such as to make provision for certain conversion rights of holders of the notes and our repurchase obligations, to provide for the issuance of notes in coupon form, to evidence the succession of another entity to us and the assumption by such entity of our obligations under the indenture, to require us to comply with additional covenants or restrictions, to require us to provide any property or asset as security for the notes, to correct or supplement any inconsistent or deficient provision in the indenture, to comply with the provisions of the Trust Indenture Act of 1939 or to appoint a successor trustee.

        The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the notes, except that no such modification shall, without the consent of the holder of each note affected:

  •
  extend the fixed maturity of any note;

  •
  reduce the rate or extend the time of payment of interest on any note;

  •
  reduce the principal amount or any premium of any note;

  •
  reduce any amount payable upon redemption of any note;

  •
  adversely change our obligation to repurchase any note upon a repurchase event;

  •
  impair any holder's right to institute suit for the payment of any note;

  •
  change the currency in which any note is payable;

  •
  impair the right to convert the notes or reduce the number of shares of common stock receivable upon conversion;

  •
  change our obligation to maintain an office or agency in New York, New York; or

  •
  change the percentage required for quorum and voting or the percentage required to direct proceedings related to events of default under the indenture or to consent to modifications and amendments of the indenture.

Concerning the Trustee

        We have appointed the trustee as the initial paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

        If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

DESCRIPTION OF COMMON STOCK

        We are currently authorized to issue 15,000,000 shares of common stock, par value $0.75 per share. On November 30, 2003, 7,934,412 shares of our common stock were outstanding and 1,966,690 were reserved for issuance under our stock option plans and outstanding warrants to purchase shares of our common stock.

        An additional 4,000,000 shares of our common stock have been reserved for issuance upon conversion of the notes.

        The following summary description of our common stock is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws, as amended. A copy of our Articles of Incorporation is filed as Exhibit D to our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 13, 1996 as amended by an Amendment to Articles of Incorporation filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000. A copy of our Bylaws is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1996.

Dividends

        Subject to the rights of the holders of preferred stock, if any, the holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the Board of Directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

Voting Rights

        At every meeting of stockholders, every holder of our common stock is entitled to one vote per share. Subject to any voting rights which may be granted to the holders of preferred stock, if any, any action submitted to stockholders is approved if the number of votes cast in favor of such action is equal to or exceeds the number of votes required by the provisions of our Articles of Incorporation or by applicable law, subject to applicable quorum requirements. Our Bylaws provide for action by written consent.

Options and Warrants

        As of November 30, 2003 we had 1,376,420 options to purchase shares of our common stock outstanding with exercise prices ranging from $1.50 to $16.63 per share and 74,636 warrants to purchase shares of our common stock outstanding with exercise prices ranging from $5.37 to $12.00 per share.

Miscellaneous

        The holders of our common stock have no cumulative voting rights or preemptive rights and the common stock is not subject to conversion or redemption.

        The transfer agent and registrar with respect to the common stock is Registrar and Transfer Company.

        All shares of common stock to be issued upon conversion of the notes will, when issued, be fully paid and non-assessable.

        The rights evidenced by, and amounts payable with respect to, our common stock may be materially limited or qualified by the rights of any preferred stock issued by us in the future. Our preferred stock may be issued from time to time in one or more series with such designations, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption and the liquidation preference established by our Board of Directors, without approval of the stockholders, pursuant to the provisions of our Articles of Incorporation, as amended. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders.

FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of the principal Federal income tax considerations relevant to holders of our common stock and the notes. This summary is qualified in its entirety by reference to, and is based upon, the Internal Revenue Code of 1986 (the "Code"), and other laws, regulations, rulings and decisions in effect on the date of this prospectus as those laws, regulations, rulings and decisions were interpreted on such date. This summary does not discuss all aspects of Federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the Federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations and foreign taxpayers), or any aspect of state, local or foreign tax laws. Note holders should consult their own tax advisors to determine the tax consequences of the offering that are relevant to their particular situations.

The Notes

        We intend to treat the notes as indebtedness for United States Federal income tax purposes. Such characterization is binding on us (but not the Internal Revenue Service or a court). Each holder of a note also must treat the notes as indebtedness unless the holder makes adequate disclosure on its income tax return.

        As used herein, a "U.S. holder" means a beneficial owner of notes that is a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, a corporation (including a non-corporate entity taxable as a corporation) formed under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code or any other person whose income or gain with respect to an exchange note is effectively connected with the conduct of a United States trade or business. If an entity treated as a partnership for Federal income tax purposes holds notes, the tax treatment of a partner depends upon the status of the partner and the activities of the partnership. A "non-U.S. holder" is any beneficial owner of notes other than a U.S. holder.

Tax Treatment of the Ownership and Disposition of Notes

Stated interest and original issue discount on the notes

        We do not anticipate that the notes will be issued with original issue discount. As a result, we anticipate that a U.S. holder will not be subject to tax on original issue discount but instead will be subject to tax only on stated interest on the notes. If, however, the issue price of the notes, which for this purpose is their face amount, is determined to be significantly less than the stated redemption price at maturity of the notes so that the original issue discount on the notes is not considered to be de minimis, the United States Federal income tax consequences set forth below will apply.

        The amount of original issue discount on a debt instrument generally is equal to the excess, if any, of the stated redemption price at maturity of the debt instrument over the debt instrument's issue price. However, if the original issue discount on a debt instrument is less than 1/4 of 1 percent of the stated redemption price at maturity of the debt instrument multiplied by the number of complete years to maturity, the original issue discount on the debt instrument is considered de minimis and will be deemed to be zero. The stated redemption price at maturity of a debt instrument will equal the sum of all amounts provided under the debt instrument, regardless of whether denominated as principal or interest, other than "qualified stated interest" payments. For such purposes, "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate. The stated interest on the notes will constitute "qualified stated interest."

        A U.S. holder, other than holders with amortizable bond premium or offsetting acquisition premium, must include any original issue discount on the notes as ordinary interest income as it accrues (in advance of the receipt of any cash payments attributable to such income) in accordance with a constant yield method based on a compounding of interest, regardless of such U.S. holder's regular method of tax accounting. Subject to making an appropriate election, a U.S. holder generally will be permitted to include all interest that accrues or is to be paid on the notes in income under the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

Amortizable bond premium and acquisition premium

        If a U.S. holder's initial tax basis in the notes is greater than the stated redemption price at maturity, such U.S. holder generally will not be required to include original issue discount, if any, in income. If a U.S. holder's initial tax basis in the notes is greater than the issue price of the notes but less than the stated redemption price at maturity, such U.S. holder generally will be considered to have "acquisition premium" with respect to the notes, which may reduce the amount of original issue discount, if any, that the U.S. holder is required to include in income.

Sale, exchange or retirement of the notes

        A U.S. holder generally will recognize gain or loss on the sale, exchange or retirement of the notes equal to the difference between the amount realized on the sale, exchange or retirement of the notes and the U.S. holder's adjusted tax basis in the notes. Any gain or loss recognized on the sale, exchange or retirement of notes will generally be long-term capital gain or loss if the U.S. holder has held the notes as capital assets for more than one year, other than amounts attributable to accrued interest. A U.S. holder's holding period for a note will begin when the notes are purchased. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount which has not previously been included in income.

Constructive dividend

        If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for United States Federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of notes. If the conversion rate is increased at our discretion, this increase may be deemed to be the payment of a taxable dividend to U.S. holders of notes.

Conversion of notes into common stock

        A U.S. holder's conversion of a note into common stock generally will not be a taxable event. The U.S. holder's tax basis in the common stock received on conversion of notes will be the same as the U.S. holder's adjusted tax basis in the notes at the time of conversion, exclusive of any tax basis allocable to a fractional share for which the holder receives cash. The holding period for the common stock received on conversion will include the holding period of the notes converted. The receipt of cash in lieu of fractional shares of common stock should generally result in capital gain or loss. This capital gain or loss will be measured by the difference between the cash received for the fractional share interest and the U.S. holder's tax basis in the fractional share interest. We may, at our option, make such reductions in the conversion price as we deem advisable to avoid or diminish any income tax to our stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Common stock

        Distributions, if any, paid on the common stock after a conversion, to the extent made from our current or accumulated earnings and profits, will be included in a U.S. holder's income as ordinary income as they are paid and will constitute qualified dividends in the case of a non-corporate U.S. holder. Distributions in excess of our current and accumulated earnings and profits will reduce a U.S. holder's basis for the common stock until the basis is zero and any additional distributions in excess of our current and accumulated earnings and profits will be short term or long term gain, depending upon whether the U.S. holder's holding period for the common stock exceeds one year. Gain or loss realized on a sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such stock. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder's holding period in the common stock is more than one year. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount that has not previously been included in income.

Non-U.S. Holders

        The following discussion is a summary of the principal U.S. Federal income and estate tax consequences resulting from the ownership of the notes or common stock by non-U.S. holders.

Withholding tax on payments of principal and interest on notes

        The payment of principal and interest on notes to a non-U.S. holder will not be subject to U.S. Federal withholding tax if:

  •
  such interest is not effectively connected with an office or other fixed place of business in the U.S.;

  •
  such U.S. holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock, including any common stock that may be received as a result of the conversion of notes, and is not a controlled foreign corporation that is related to us within the meaning of the Code; and

  •
  the beneficial owner of the notes certifies to us or our agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on the appropriate United States Treasury Form W-8 (or a suitable substitute form) or a securities clearing organization, bank or other qualified financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

Gain on disposition of the notes and common stock

        Provided that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code (a "USRPHC"), a non-U.S. holder generally will not be subject to U.S. federal income tax on gain or income realized on the sale, exchange or redemption of notes, including the conversion of notes for common stock, or the sale or exchange of common stock unless in the case of an individual non-U.S. holder:

  •
  such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption;

  •
  has a "tax home" in the U.S. and the gain or income is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the U.S.; or

  •
  the gain from the disposition is attributable to an office or other fixed place of business in the U.S.

        Even if we are determined to be a USRPHC, a non-U.S. holder not described in the preceding sentence will not be subject to U.S. Federal income tax on any such gain or income provided that such holder does not actually or constructively own more than 5% of the common stock, including any common stock that may be received as a result of the conversion of notes and does not own, on any date on which the holder acquires notes, notes with an aggregate value of 5% or more of the aggregate value of the outstanding common stock on such date. Under present law we would not at any time within a specified (generally five-year) period be a USRPHC so long as during a specified (generally five-year) period:

  the fair market value of our United States real property interests is less than 50% of the sum of the fair market value of our United States real property interests, our interests in real property located outside the U.S. and other of our assets that are used or held for use in a trade or business.

        We believe that we are not presently a USRPHC, but there can be no assurance that we will not become a USRPHC in the future.

Common stock

        Dividends, if any, paid on the common stock to a non-U.S. holder generally will be subject to a 30% U.S. Federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in the individual's gross estate subject to reduction of such estate tax if the individual is eligible for the benefits of an estate tax treaty.

Information Reporting and Backup Withholding

        Payments on the notes, and payments of dividends on the common stock to certain non-corporate holders generally will be subject to information reporting and potentially subject to "backup withholding" at a rate of 28%.

        Payment of proceeds from the sale of a note or common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the U.S. of the proceeds of the sale of a note or common stock to or through a foreign office of a "broker" (as defined in applicable Treasury Regulations) will not be subject to information reporting or backup withholding, except that, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50 percent or more of whose gross income is from a U.S. trade or business, information reporting will apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder's U.S. Federal income tax, and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Our Tax Consequences

        Depending upon who the owners of the notes are at the time the notes are converted into common stock, the Company could be required to reduce certain of its tax attributes (such as credits, losses, etc.) and thereby owe greater taxes. It is not possible for the Company to quantify the impact of such a reduction in tax attributes and the Company is not certain that any such reduction would be required.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement among us, J.J.B. Hilliard, W.L. Lyons, Inc., Morgan Keegan & Company, Inc. and Ferris, Baker Watts, Incorporated, the underwriters have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate principal amount of $35,000,000 of notes in the amounts set forth below opposite their names.

Underwriters	Principal Amount of Notes
J.J.B. Hilliard, W.L. Lyons, Inc.	$17,500,000
Morgan Keegan & Company, Inc.	$10,500,000
Ferris, Baker Watts, Incorporated	$7,000,000

Total	$35,000,000

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the notes, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the notes, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

        The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of 1.00% per note. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of 0.75% per note to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

        We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to an additional $5,250,000 principal amount of notes. The underwriters may exercise such option only to cover over-allotments in the sale of the notes offered by this prospectus. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase an amount of additional notes proportionate to such underwriter's initial commitment as indicated in the table above that lists the underwriters.

        The offering of the notes is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the notes.

        The following table shows the per note and total underwriting discounts and commissions that we will pay to the underwriters. We show these amounts assuming both no exercise and full exercise of the underwriters' option to purchase additional notes.

	No Exercise	Full Exercise
Per note	$32.50	$32.50
Total	$1,137,500	$1,308,125

        We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $352,500.

        We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933. In the event that indemnity is not available, we have agreed with the underwriters that each party will contribute to the aggregate losses, liabilities, claims, damages and expenses, as incurred, in proportion to the benefits received in the offering by such party.

        We cannot assure you as to the liquidity of the notes or that an active and liquid market will develop or, if developed, that the market will continue. The underwriters will have no obligation to make a market in the notes and may cease market-marking activities, if commenced, at any time.

        In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the notes during and after the offering, such as the following:

  •
  the underwriters may over-allot or otherwise create a short position in the notes for their own account by selling more notes than have been sold to them;

  •
  the underwriters may elect to cover any short position by purchasing notes in the open market;

  •
  the underwriters may stabilize or maintain the price of the notes by bidding;

  •
  the underwriters may engage in passive market making transactions; and

  •
  the underwriters may impose penalty bids, under which selling concessions allowed to other broker-dealers participating in this offering are reclaimed if notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

        The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the notes to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions.

        We and our directors and executive officers have agreed not to, directly or indirectly, sell or otherwise dispose of any of our common stock or other securities convertible into our common stock for a period of 90 days after the completion of this offering, without the underwriters' prior written consent. Together, this group of directors and executive officers owns, as of September 30, 2003, 27.24% of the outstanding shares of common stock.

        PNC Bank, National Association, an affiliate of J.J.B. Hilliard, W.L. Lyons, Inc., is a lender under our lines of credit and will receive on account of this line a portion of the net proceeds received from the sale of the notes in this offering. Because more than ten percent of such net proceeds will be paid to members or affiliates of members of J.J.B. Hilliard, W.L. Lyons, Inc., the NASD member participating in this offering, the offering will be conducted in accordance with the NASD Conduct Rule 2710(c)(8), which requires that the price of any equity security be no higher than, and the yield of any debt security be no lower than, the price or yield recommended by a qualified independent underwriter which has participated in the preparation of the prospectus and performed its usual standard of due diligence with respect thereto. Morgan Keegan & Company, Inc. has agreed to act as a qualified independent underwriter with respect to this offering, and the yield of the notes will be no lower than Morgan Keegan & Company, Inc. recommends. J.J.B. Hilliard, W.L. Lyons, Inc. will not participate in the determination of the interest rate in this offering.

LEGAL MATTERS

        Certain legal matters relating to the validity of the notes being offered by this prospectus will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Stites & Harbison, PLLC, Louisville, Kentucky.

EXPERTS

        The financial statements and the related financial statement schedules as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Tiburon, Inc. as of June 30, 2000 and 2001, and for each of the three years in the period ended June 30, 2001, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus, filed as a part of the registration statement on Form S-2, does not contain all of the information set forth in the registration statement or the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits to the registration statement filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports and proxy statements, the registration statement and other information filed by us with the SEC are also available at the SEC's Website on the Internet at http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended December 31, 2002, as amended on Form 10-K/A;

  •
  Annual Report to Stockholders for the year ended December 31, 2002, except for the inside front cover and the "Outlook 2003" section appearing on page 11;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, as amended on Form 10-Q/A, June 30, 2003, as amended on Form 10-Q/A, and September 30, 2003 (except exhibits 32.1 and 32.2);

  •
  Current Report on Form 8-K filed on March 31, 2003;

  •
  Current Report on Form 8-K filed on August 29, 2003; and

  •
  Current Report on Form 8-K filed on December 11, 2003.

        Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 is included in this prospectus in Appendix A. Our Annual Report to Stockholders for the year ended December 31, 2002 accompanies this prospectus. We will provide to each person, including any beneficial owner, to whom we deliver a prospectus, copies of the other documents incorporated by reference, at no cost, by writing to or telephoning us at the address and telephone number below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings. You should direct your oral or written request for a copy of these filings to: CompuDyne Corporation, 7249 National Drive, Hanover, Maryland 21076, Attention: Geoffrey F. Feidelberg, Chief Financial Officer (Telephone (410) 712-0275).

Index to Financial Statements

Tiburon, Inc.:
Interim Financial Statements
Consolidated Balance Sheets at June 30, 2001 (unaudited) and March 31, 2002 (unaudited)	F-2
Consolidated Statements of Operations (unaudited) for the nine months ended March 31, 2001 and 2002	F-3
Consolidated Statements of Cash Flows (unaudited) for the nine months ended March 31, 2001 and 2002	F-4
Notes to Consolidated Financial Statements	F-5
Annual Financial Statements
Report of Independent Accountants	F-7
Consolidated Balance Sheets as of June 30, 2000 and 2001	F-8
Consolidated Statements of Operations for the years ended June 30, 1999, 2000 and 2001	F-9
Consolidated Statements of Shareholders' Equity for the years ended June 30, 1999, 2000 and 2001	F-10
Consolidated Statements of Cash Flows for the years ended June 30, 1999, 2000 and 2001	F-11
Notes to Consolidated Financial Statements	F-13
Pro Forma Combined Condensed Financial Statement:
Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2002	F-28
Note to Pro Forma Combined Condensed Financial Statement	F-29

TIBURON, INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited 6/30/2001	Unaudited 3/31/2002
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$2,008	$2,549
Accounts receivable, net	6,859	7,418
Costs and estimated earnings in excess of billings	11,388	12,024
Other current assets	157	376
Income tax receivable	1,737	1,737
Deferred tax assets	433	—

Total current assets	22,582	24,104
Property and equipment, net	3,112	2,107
Deferred tax assets	511	511
Intangible assets, net	147	72
Other assets	126	135

	3,896	2,825
	$26,478	$26,929

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
Borrowings, current	$500	$—
Settlement obligation, current	225	225
Accounts payable	639	1,646
Accrued liabilities	2,664	2,882
Capital lease obligations, current	6	3
Billings in excess of cost and estimated earnings	9,445	7,534
Deferred tax liabilities	585	152
Deferred revenues	3,507	5,236

Total current liabilities	17,571	17,678
Settlement obligation, long-term	225	—
Accrued rent payable, long-term	240	256
Capital lease obligation, long-term	1	—

	18,037	17,934

Redeemable Convertible Preferred Stock:
6.0% Cumulative Convertible Preferred Stock: $100 par value; 10,000 shares authorized; 3,334 shares issued and outstanding at June 30, 2001 and March 31, 2002, respectively (liquidation preference of $333 at March 31, 2002)	333	333
7.5% Cumulative Convertible Preferred Stock: $5.76 par value; 520,833 shares authorized; 520,833 shares issued and outstanding at June 30, 2001 and March 31, 2002, respectively (liquidation preference of $3,000 at March 31, 2002)	3,000	3,000

	3,333	3,333

Shareholders' equity:
Common stock: $0.05 par value; 20,000,000 shares authorized; 4,984,369 and 5,073,952 shares issued and outstanding at June 30, 2001 and March 31, 2002, respectively	248	252
Additional paid-in capital	3,253	3,244
Retained earnings	1,607	2,166

Total shareholders' equity	5,108	5,662

	$26,478	$26,929

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Month Periods Ended March 31,
	2001	2002
	Unaudited	Unaudited
Revenues:
System sales	$19,767	$20,343
Services and other	11,206	11,532

Total revenues	30,973	31,875

Cost of revenues:
System sales	13,634	13,653
Services and other	5,857	5,867

Total cost of revenues	19,491	19,520

Gross profit	11,482	12,355

Operating expenses:
Research and development	3,732	3,668
Sales and marketing	3,324	2,381
General and administrative	4,869	4,526
Restructuring costs	229	229

Total operating expenses	12,154	10,804

Income (loss) from operations	(672)	1,551
Other Income (expenses):
Interest income and other income net	84	40
Interest expense	(329)	(27)
Merger and acquisition cost	—	(396)

Net income (loss) before income taxes	(917)	1,168
Provision for (benefit of) income taxes	(334)	431

Net income (loss)	(583)	737
Preferred stock dividend	(29)	(178)

Net income (loss) attributable to common shareholders	$(612)	$559

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Month Ended March 31,
	2001	2002
	(Unaudited)	(Unaudited)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(583)	$736
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,362	1,373
Loss from disposal of equipment	22	14
Allowance for contract penalty	(166)	—
Changes in operating assets and liabilities:
Accounts receivable	(527)	(559)
Cost and estimated earnings in excess of billings	(1,346)	(636)
Other current assets	809	(219)
Income tax receivable	(1,737)	—
Other assets	699	(9)
Accounts payable	(1,426)	1,007
Accrued liabilities	14	7
Billings in excess of cost and estimated revenues	765	(1,911)
Deferred revenues	1,776	1,729

Net cash (used in) provided by operating activities	(338)	1,532

Cash flows from investing activities:
Purchase of property and equipment	(769)	(309)
Proceeds from the sale of equipment	9	6
Purchase of PSI software and equipment	(879)	—

Net cash used in investing activities	(1,639)	(303)

Cash flows from financing activities:
Net proceeds from issuance of 7.5% Preferred Stock	—	(6)
Net increase (decrease) in line of credit	1,062	(500)
Payments on capital leases	(43)	(4)
Preferred Stock dividends	(29)	(178)

Net cash provided by (used in) financing activities	990	(688)
Net increase (decrease) in cash and cash equivalents	(987)	541
Cash and cash equivalents at beginning of year	3,254	2,008

Cash and cash equivalents at the end of the year	$2,267	$2,549

Supplemental cash flow information:
Cash paid for income taxes	$40	$66

Cash paid for interest	$329	$27

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)    The Company

        Tiburon, Inc., provides software products and computer systems as well as computer programming and systems engineering services to public safety and criminal justice entities. The Company is incorporated in the State of Virginia.

        In the opinion of management, the accompanying unaudited consolidated financial statements reflect all necessary adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for fair presentation for the periods presented. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this document.

2)    Recent accounting pronouncements

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS NO. 141 requires the purchase method of accounting for business combination initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 had no effect on the Company's financial position, results of operations or cash flows.

        In July 2001, the FASB issued No. 142, "Goodwill and Other Intangible Assets," which is required for fiscal years beginning after December 15, 2001 and can be early adopted for fiscal years beginning after March 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.

        During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and replaces accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less costs to dispose. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill. The Company is required to adopt this standard on July 1, 2001. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.

3)    Commitments

Settlement obligation

        In February 1997, the Company reached a settlement agreement relating to a licensing arrangement with a third party software vendor. The settlement agreement provided for a one-time initial license fee of $950 paid by the Company's insurance provider, a promissory note from the Company of $550 bearing interest at the rate of 9% per annum, which was paid in February 1998, and an interest free note payable in the amount of $1,200 to be paid by the Company in annual installments ranging from $100 to $234 through February 2003. As of March 31, 2002, $225 remains outstanding in the obligation.

Leases

        The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through June 30, 2009. Rent expense for the periods ended March 31, 2001 and 2002 totaled approximately $1,700 and $1,700, respectively.

        Future minimum lease payments under noncancelable operating and capital leases, including lease commitments entered into subsequent to June 30, 2001, under noncancelable operating leases are as follows:

Year Ending June 30,	Capital Leases	Operating Leases
2002	$2	$520
2003	1	2,036
2004	—	1,849
2005	—	1,188
2006	—	695
Thereafter	—	1,255

Total minimum lease payments	3	$7,543

Less: Amount representing interest	—

Present value of capital lease obligations	3
Less: Current portion	3

Long-term portion of capital lease obligations	$—

4)    Restructuring

        Tiburon incurred approximately $229 of non-recurring restructuring charges during the nine months ended March 31, 2002. The charges reflect the estimated costs associated with the termination of two employees upon completion of the proposed acquisition of the Company by CompuDyne Corporation.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Tiburon, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tiburon, Inc. and its subsidiary at June 30, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
August 24, 2001

TIBURON, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 30,
	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$3,254	$2,008
Accounts receivable, net	7,174	6,859
Costs and estimated earnings in excess of billings	11,473	11,388
Other current assets	456	157
Income tax receivable	1,864	1,737
Deferred tax assets	436	433

Total current assets	24,657	22,582
Property and equipment, net	2,851	3,112
Deferred tax assets	131	511
Intangible assets, net	248	147
Other assets	190	126

	$28,077	$26,478

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
Borrowings, current	$3,046	$500
Settlement obligation, current	225	225
Accounts payable	2,388	639
Accrued liabilities	1,696	2,664
Capital lease obligations, current	49	6
Billings in excess of costs and estimated earnings	9,959	9,445
Deferred tax liabilities	771	585
Deferred revenues	2,999	3,507

Total current liabilities	21,133	17,571
Settlement obligation, long-term	450	225
Accrued rent payable, long-term	—	240
Capital lease obligations, long-term	6	1

	21,589	18,037

Commitments (Note 6)
Redeemable Convertible Preferred Stock:
6.0% Cumulative Convertible Preferred Stock: $100 par value; 10,000 shares authorized; 3,334 shares issued and outstanding at June 30, 2000 and 2001, respectively	333	333
(liquidation preference of $333 at June 30, 2001)
6.5% Cumulative Convertible Preferred Stock: $100 par value; 25,000 shares authorized; 1,400 and 0 shares issued and outstanding at June 30, 2000 and 2001, respectively	140	—
(liquidation preference of $0 at June 30, 2001)
7.5% Cumulative Convertible Preferred Stock: $5.76 par value; 520,833 shares authorized; 0 and 520,833 shares issued and outstanding at June 30, 2000 and 2001, respectively	—	3,000
(liquidation preference of $3,000 at June 30, 2001)

	473	3,333

Shareholders' equity:
Common Stock: $0.05 par value; 20,000,000 shares authorized; 4,543,275 and 4,984,369 shares issued and outstanding at June 30, 2000 and 2001, respectively	226	248
Additional paid-in capital	3,554	3,253
Retained earnings	2,235	1,607

Total shareholders' equity	6,015	5,108

	$28,077	$26,478

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,
	1999	2000	2001
	(in thousands, except share and per share data)
Revenues:
System sales	$25,781	$33,803	$27,952
Services and other	8,468	14,069	13,825

Total revenues	34,249	47,872	41,777

Cost of revenues:
System sales	17,104	22,792	18,405
Services and other	6,558	8,439	8,886

Total cost of revenues	23,662	31,231	27,291

Gross profit	10,587	16,641	14,486

Operating expenses:
Research and development	1,886	4,305	4,948
Sales and marketing	3,858	2,884	3,906
General and administrative	3,657	4,721	5,791
Restructuring costs	—	—	155

Total operating expenses	9,401	11,910	14,800

Income (loss) from operations	1,186	4,731	(314)
Other income (expense):
Interest income and other income net	88	249	135
Interest expense	(489)	(439)	(398)
Merger and acquisition cost	—	—	(332)

Net income (loss) before income taxes	785	4,541	(909)
Provision for (benefit of) income taxes	(815)	1,972	(331)

Income (loss)	1,600	2,569	(578)
Preferred stock dividend	(17)	(33)	(50)

Net income (loss) attributable to common shareholders	$1,583	$2,536	$(628)

Net income (loss) per share attributable to common shareholders—basic	$0.41	$0.64	$(0.14)

Net income (loss) per share attributable to common shareholders—diluted	$0.33	$0.50	$(0.14)

Weighted average shares—basic	3,836,472	3,983,539	4,646,844

Weighted average shares—diluted	5,148,073	5,414,136	4,646,844

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended June 30, 1999, 2000 and 2001

	Common Stock			Retained Earnings (Accumulated Deficit)
			Additional Paid-In Capital		Total Shareholders' Equity
	Shares	Amount
	(in thousands, except share data)
Balance at June 30, 1998	3,839,320	$191	$968	$(1,884)	$(725)
Contributions to ESOP Plan	—	—	294	—	294
Interest converted to Common Stock	44,144	2	114	—	116
Repurchase of Common Stock	(32,000)	(2)	(62)	—	(64)
Preferred Stock dividends	—	—	—	(17)	(17)
Net income	—	—	—	1,600	1,600

Balance at June 30, 1999	3,851,464	191	1,314	(301)	1,204
Common Stock issued to employees, net	36,600	2	264	—	266
Contributions to ESOP plan	—	—	483	—	483
Common Stock issued to ESOP Plan	79,310	4	(4)	—	—
Conversion of borrowings into Common Stock	572,294	29	1,471	—	1,500
Interest converted to Common Stock	42,255	2	114	—	116
Warrants to purchase Common Stock	—	—	110	—	110
Repurchase of Common Stock	(38,648)	(2)	(198)	—	(200)
Preferred Stock dividends	—	—	—	(33)	(33)
Net income	—	—	—	2,569	2,569

Balance at June 30, 2000	4,543,275	226	3,554	2,235	6,015
Common Stock issued to the ESOP Plan	45,466	2	(2)	—	—
Reclass ESOP plan contributions to be paid in cash	—	—	(248)	—	(248)
Conversion of subsidiary's preferred stock into Common Stock	56,276	3	267	—	270
Discount on redemption of 6.5% Preferred Stock	—	—	8	—	8
Exercise of stock options	373,000	19	168	—	187
Exchange of Common Stock for options exercised	(33,648)	(2)	(162)	—	(164)
7.5% Preferred Stock issuance costs	—	—	(332)	—	(332)
Preferred Stock dividends	—	—	—	(50)	(50)
Net loss	—	—	—	(578)	(578)

Balance at June 30, 2001	4,984,369	$248	$3,253	$1,607	$5,108

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 1999, 2000 and 2001

	Years Ended June 30,
	1999	2000	2001
	(in thousands, except per share data)
Cash flows from operating activities:
Net income (loss)	$1,600	$2,569	$(578)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,071	1,332	1,781
Loss from disposal of equipment	—	—	24
Deferred income taxes	(1,032)	1,236	(563)
Contributions to ESOP plan	294	483	—
Interest converted to Common Stock	116	116	—
Issuance of warrants to purchase Common Stock	—	110	—
Allowance for contract penalty	—	166	(166)
Changes in operating assets and liabilities:
Accounts receivable	(4,483)	2,818	481
Costs and estimated earnings in excess of billings	(640)	(2,702)	85
Other current assets	(584)	(212)	299
Income tax receivable	—	(1,236)	127
Other assets	(151)	65	64
Accounts payable	1,767	(141)	(1,749)
Accrued liabilities	766	(551)	720
Billings in excess of costs and estimated revenues	2,878	(961)	(514)
Deferred revenues	(1,102)	1,020	508
Accrued rent payable	—	—	240
Settlement obligation	(200)	(225)	(225)

Net cash provided by operating activities	300	3,887	534

Cash flows from investing activities:
Purchase of property and equipment	(806)	(1,986)	(825)
Proceeds from the sale of equipment	—	—	9
Purchase of PSI software and equipment	—	—	(879)

Net cash used in investing activities	(806)	(1,986)	(1,695)

Cash flows from financing activities:
Net proceeds from issuance of 7.5% Preferred Stock	—	—	2,668
Net proceeds from issuance of Common Stock	—	266	23
Proceeds from issuance of note payable	67	—	—
Net increase (decrease) in line of credit	(274)	670	(2,546)
Payments on note payable	(188)	(241)	—
Payments on capital leases	(49)	(59)	(48)
6.5% Preferred Stock redemption	—	(60)	(132)
Common Stock repurchases	(64)	(200)	—
Preferred Stock dividends	(17)	(33)	(50)

Net cash (used in) provided by financing activities	(525)	343	(85)

Net (decrease) increase in cash and cash equivalents	(1,031)	2,244	(1,246)
Cash and cash equivalents at beginning of year	2,041	1,010	3,254

Cash and cash equivalents at end of year	$1,010	$3,254	$2,008

Supplemental cash flow information:
Cash paid for income taxes	$658	$2,072	$42

Cash paid for interest	$327	$262	$387

Supplemental noncash investing and financing activity:
Property and equipment acquired under capital leases	$67	$—	$—

Intangible as sets acquired through issuance of debt	$180	$—	$—

Conversion of borrowings to Common Stock	$—	$1,500	$—

Issuance of subsidiary's preferred stock to acquire PSI software and equipment	$—	$—	$270

Conversion of subsidiary's preferred stock into Common Stock	$—	$—	$270

The accompanying notes are an integral part of these consolidated financial statements.

TIBURON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share data) (unaudited)

1. The Company

        Tiburon, Inc., provides software products and computer systems as well as computer programming and systems engineering services to public safety and criminal justice entities. The Company is incorporated in the state of Virginia.

2. Summary of Significant Accounting Policies

Basis of consolidation

        The consolidated financial statements include accounts of Tiburon, Inc. and its wholly owned subsidiary, Tiburon Justice Systems, Inc., a Delaware corporation (collectively, the "Company," or "Tiburon"). All intercompany transactions and balances have been eliminated.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

        The Company derives revenues from the installation and licensing of public safety and criminal justice software systems and from the delivery of post-contract customer support, training and consulting services.

        System sales revenues and the associated costs are recognized using the percentage-of-completion method, using labor hours incurred relative to total estimated contract hours as the measure of progress towards completion. When the current estimates of total contract revenue and contract cost indicate a loss, the Company records a provision for the estimated loss on the contract. (See "Long-term contracts.") Revenues for support and maintenance contracts are deferred and recognized ratably over the life of the service contract once the system is installed. Revenues from training and consulting are recognized as such services are delivered.

        In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting bulletin No. 101 ("SAB 01"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on the financial position or results of operations of the Company.

Long-term contracts

        Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and revenue, which are recognized in the period in which the revisions are determined. Change orders and settlements are accounted for as changes in estimates in the current period.

        The asset "Costs and estimated earnings in excess of billings", represents revenue recognized in excess of amounts billed and costs incurred in excess of expenses recognized on uncompleted contracts. The liability "Billings in excess of costs and estimated earnings," represents billings in excess of revenue recognized and the accrual of project costs on uncompleted contracts.

Cash and cash equivalents

        The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions. These deposits may exceed the federally insured limits.

Fair value of financial instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for leases and debt with similar terms, the carrying value of these liabilities approximate fair value.

Concentration of credit risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company's accounts receivable are primarily derived from revenue earned from customers located in the United States of America. The Company reviews a customer's credit history before extending credit. Collateral is generally not required against accounts receivable. Customers are primarily government and government affiliated bodies.

        For the year ended June 30, 1999, one customer accounted for 11% of total revenues. For the year ended June 30, 2000 one customer accounted for 16% of total revenues. In the year ended June 30, 2001, there were no customers with revenues greater than 10% of total revenues.

        At June 30, 2000 there were no customers with a balance greater than 10% of total accounts receivable. At June 30, 2001, two customers accounted for 11% and 12% of total accounts receivable, respectively.

Software development costs

        Costs related to research, design and development of software products are generally expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established up until the time of general release of the product. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs eligible for capitalization, incurred after achieving technological feasibility and before general release of its product, were not significant in the years ended June 30, 1999, 2000 and 2001. Accordingly, all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

Property and equipment

        Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets as listed below. Leased assets are amortized on a straight-line basis over the life of the lease, or the useful life of the assets, whichever is shorter.

Estimated Useful Life
Computer equipment	5 years
Furniture and fixtures	7 years
Purchased software	3-5 years
Vehicles	5 years

Long-lived assets

        The Company monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of the assets will be recovered through non-discounted expected future cash flows. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets

        Intangible assets consist primarily of customer lists, which are being amortized on a straight-line basis over five years.

Stock-based compensation

        The Company accounts for stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB Opinion No. 25." FIN No. 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company complies with the disclosure provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's Common Stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

        Compensation expense resulting from employee and non-employee stock options are amortized to expense using an accelerated approach over the vesting period of the options in accordance with FIN No. 28.

Stock split

        In March 2000, the Board of Directors authorized a two-for-one split of the Company's Common Stock. All references in the financial statements to the number of shares and per share amounts of the Company's Common Stock have been retroactively restated to reflect the increased number of shares of Common Stock.

Advertising expense

        The Company utilizes print advertising, trade shows, seminars and regional marketing development to expand brand and product awareness. All advertising costs are expensed as incurred. Advertising costs amounted to $6 for the year ended June 30, 1999, $46 for the year ended June 30, 2000 and $46 for the year ended June 30, 2001.

Income taxes

        Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or recoverable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Comprehensive income (loss)

        Comprehensive income (loss) consists of gains and losses that are not recorded in the statements of operations but instead are recorded directly to shareholders' equity. The Company has no components of comprehensive income (loss) other then net income (loss) and, accordingly, comprehensive income (loss) is the same as net income (loss) for all periods presented.

Net income (loss) per share

        Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common and potential common shares outstanding during the period if the effect is dilutive. Potential common shares are composed of incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock.

        The following table sets forth the computation of basic and diluted net income (loss) per share as well as securities that are not included in the diluted net loss per share attributable to common shareholders calculation because to do so would be antidilutive:

	For the Year Ended June 30,
	1999	2000	2001
Numerator:
Net income (loss) attributable to common shareholders	$1,583	$2,536	$(628)
Preferred stock dividend	17	33	—
Interest on convertible note	116	116	—

	$1,716	$2,685	$(628)

Denominator:
Weighted average common shares	3,836,472	3,983,539	4,646,844
Dilutive effect of warrants	30,192	129,170	—
Convertible note	572,294	476,912	—
Preferred stock	242,038	242,038	—
Employee stock options	467,077	582,477	—

	5,148,073	5,414,136	4,646,844

Net income (loss) per share attributable to common shareholders
Basic	$0.41	$0.64	$(0.14)

Diluted	$0.33	$0.50	$(0.14)

Antidilutive securities including options, warrants, convertible redeemable preferred stock, and unvested common shares subject to repurchase not included in net income (loss) per share attributable to common shareholders	121,200	4,000	1,848,071

Segment information

        The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the years ended June 30, 1999, 2000 and 2001, the Company operated in a single business segment providing software products and computer systems in the United States of America.

Recent accounting pronouncements

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. Tiburon, Inc. believes that the adoption of SFAS No. 141 will not have a significant impact on its financial position, results of operations or cash flows.

        In July 2001, the FASB issued No. 142, "Goodwill and Other Intangible Assets," which is required for fiscal years beginning after December 15, 2001 and can be early-adopted for fiscal years beginning after March 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Tiburon, Inc. believes that the adoption of SFAS No. 142 will not have a significant impact on its financial position, results of operations or cash flows.

3. Balance Sheet Components

	June 30,
	2000	2001
Accounts receivable, net:
Accounts receivable	$7,340	$6,859
Less: Allowance for contract penalty	(166)	—

	$7,174	$6,859

Property and equipment, net:
Computer equipment	$3,339	$3,637
Furniture and fixtures	1,681	2,374
Purchased software	2,037	2,961
Vehicles	28	28

	7,085	9,000

Less: Accumulated depreciation and amortization	(4,234)	(5,888)

	$2,851	$3,112

        Property and equipment includes $175 of furniture and fixtures under capital leases at June 30, 2000 and 2001. Accumulated amortization of assets under capital leases totaled $137 and $169 at June 30, 2000 and 2001.

	June 30,
	2000	2001
Intangible assets, net:
Customer lists	$503	$503
Less: Accumulated amortization	(255)	(356)

	$248	$147

Accrued liabilities:
Payroll and related expenses	$147	$884
Vacation	829	992
Accrued contract costs	174	234
Other	546	554

	$1,696	$2,664

4. Income Taxes

        The provision for (benefit of) income taxes consists of the following:

	Year Ended June 30,
	1999	2000	2001
Current:
U.S. federal	$115	$572	$63
State and local	102	164	169

	217	736	232

Deferred:
U.S. federal	(13)	1,073	(486)
State	(2)	163	(77)
Change in valuation allowance for deferred tax assets	(1,017)	—	—

	(1,032)	1,236	(563)

	$(815)	$1,972	$(331)

        The provision for (benefit of) income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pre-tax income as follows:

	Year Ended June 30,
	1999	2000	2001
Federal statutory rate	34.0%	34.0%	(34.0)%
Change in federal deferred taxes	(6.3)	—	—
Change in valuation allowance	(134.3)	—	—
State taxes, net of federal benefits	8.6	6.4	6.7
Tax credits	(11.9)	(1.9)	(19.4)
Non-deductible acquisition	—	—	12.4
Other	5.9	4.7	(2.2)

	(104.0)%	43.2%	(36.5)%

        Deferred tax assets (liabilities) consist of the following:

	June 30,
	2000	2001
Deferred tax assets:
Net operating loss and credit carryforwards	$131	$334
Other reserves	66	—
Accruals and allowances	370	610

Gross deferred tax assets	567	944

Deferred tax liabilities:
Depreciation	(168)	177
Income recognition method	(603)	(762)

	(771)	(585)
Net deferred tax asset (liability)	$(204)	$359

        At June 30, 2001, the Company evaluated available evidence relating to the future realization of deferred tax assets. Based upon the level of taxable income generated during the fiscal year ended June 30, 2000 and 2001, and the Company's forecast for taxable income for the fiscal year ending June 30, 2002, management concluded that realization of the deferred tax return asset at June 30, 2001, was more likely than not.

5. Borrowings

        Borrowings and other obligations are as follows:

	June 30,
	2000	2001
Bank line of credit bearing interest at the rate of 1% per annum over the bank's reference rate (10.5% at June 30, 2000), collateralized by Company assets, subject to certain financial covenants, due and settled January 2, 2001	$3,046	$—
Bank line of credit bearing interest at the rate of 1.25% per annum over the bank's reference rate (6.75% at June 30, 2001), collateralized by Company assets, subject to certain financial covenants, due March 31, 2002	—	500

	3,046	500

Less: Current portion	(3,046)	(500)

	$—	$—

        In May 2001, the Company obtained a line of credit in the amount of $4,000 bearing interest at the rate of 1.25% per annum over the bank's reference rate (6.5% at June 30, 2001). The line is collateralized by Company assets, is subject to certain financial covenants and has a maturity date of December 2, 2001. There were no borrowings under this line of credit outstanding at June 30, 2001.

6. Commitments

Settlement obligation

        In February 1997, the Company reached a settlement agreement relating to a licensing arrangement with a third party software vendor. The settlement agreement provided for a one-time initial license fee of $950 paid by the Company's insurance provider, a promissory note from the Company of $550 bearing interest at the rate of 9% per annum, which was paid in February 1998, and an interest free note payable in the amount of $1,200 to be paid by the Company in annual installments ranging from $100 to $234 through February 2003. As of June 30, 2001 $500 remains outstanding on the obligation.

Leases

        The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through June 30, 2009. Rent expense for the years ended June 30, 1999, 2000 and 2001 totaled $1,640, $1,771 and $2,272, respectively.

        Future minimum lease payments under noncancelable operating and capital leases, including lease commitments entered into subsequent to June 30, 2001, under noncancelable operating leases are as follows:

Year Ending June 30,	Capital Leases	Operating Leases
2002	$7	$2,088
2003	1	2,036
2004	—	1,849
2005	—	1,188
2006	—	695
Thereafter	—	1,255

Total minimum lease payments	8	$9,111

Less: Amount representing interest	1
Present value of capital lease obligations	7
Less: Current portion	6

Long-term portion of capital lease obligations	$1

7. Redeemable Convertible Preferred Stock

        The Company has three series of cumulative convertible preferred stock: 6.0%, 6.5% and 7.5% (the "Preferred Stock") consisting of the following:

	at June 30, 2000			at June 30, 2001
	Shares			Shares
Series			Liquidation Amount			Liquidation Amount
	Authorized	Outstanding		Authorized	Outstanding
6.0%	10,000	3,334	$333	10,000	3,334	$333
6.5%	25,000	1,400	140	25,000	—	—
7.5%	—	—	—	520,833	520,833	3,000

	35,000	4,734	$473	555,833	524,167	$3,333

        In May 2001, the Company and its shareholders entered into the following agreements with CompuDyne Corporation ("CompuDyne").

        In June 2001, the Company sold 520,833 shares of 7.5% Cumulative Convertible Preferred Shares, with a par value of $5.76, for an aggregate purchase price of $3.0 million and issuance costs of $332.

        CompuDyne signed an agreement to purchase 625,000 shares of common stock in Tiburon, Inc. from certain of its shareholders. This is approximately 13.5% of the issued and outstanding shares of Common Stock. The shares have been acquired for a value of $4.80 per share, resulting in a total purchase price of $3.0 million.

        In addition, certain shareholders issued CompuDyne an option to purchase 87% of the remaining outstanding common stock of the Company, at which time the Company would be merged into a subsidiary of CompuDyne.

        CompuDyne has notified the Company of its intent to exercise this option and the merger is expected to close during the Company's 2002 fiscal year.

        The holders of the Preferred Stock have various rights and preferences as follows:

Voting

        The 6.0% Preferred Stock has no voting rights. Each holder of 6.5% and 7.5% Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

        The Company must obtain approval from a majority of the holders of the 6.0%, 6.5% and 7.5% Preferred Stock in order to alter the Articles of Incorporation to adversely affect the Preferred Stock.

Dividends

        Holders of 6.0% and 6.5% Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 6.0% and 6.5% of the liquidation preference, respectively, to be paid semi-annually in June and December when and as declared by the Board of Directors. The holders of 6.0% and 6.5% Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis.

        Holders of 7.5% Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 7.5% of the liquidation preference of such share, payable in equal quarterly payments in March, June, September and December when and as declared by the Board of Directors. Holders of the 7.5% Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis.

Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, the holders of the 6.0%, 6.5% and 7.5% Preferred Stock are entitled to receive an amount equal to the liquidation preference as of the date the Company is deemed to be dissolved. The remaining assets, if any, shall be distributed to the holders of Common Stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably to the holders of the 6.0%, 6.5% and 7.5% Preferred Stock.

Conversion

        Each share of 6.0% and 6.5% Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution, at any time on or after the closing of a sale of the Company's Common Stock in a public offering, any time during the 30 day period before the redemption date or on either July 31, 2003 or within 20 days of the effective time of any merger of the Corporation where the Corporation is not the surviving entity for 6.0% Preferred Stock or any time during the 15 day period before the redemption date for 6.5% Preferred Stock.

        Each share of 7.5% Preferred Stock is convertible, at the option of the holder, at any time on or after the closing of any sale of the Company's Common Stock in a public offering. Initially, one share of 7.5% Preferred Stock will be convertible into one share of Common Stock. This conversion rate will be subject to adjustment as described in the Amended Articles.

        Each share of 7.5% Preferred Stock shall be cancelled, and no payment shall be made at the effective time of a merger with CompuDyne.

        At June 30, 2001, the Company reserved 190,838, 0 and 35,840 shares of Common Stock for the conversion of 6.0%, 6.5% and 7.5% Cumulative Convertible Preferred Stock, respectively.

Redemption

        Each holder of 6.0% Preferred Stock may, on December 31, 2001, require the Company to redeem each share of its 6.0% Preferred Stock at the liquidation preference. Any share of 6.0% Preferred Stock that has not been converted or redeemed as of the redemption date, may, at the option of the Company, be redeemed up to 60 days after the redemption date.

        Each holder of 6.5% Preferred Stock may, on June 1, 2000, June 1, 2001 and June 1, 2002, require the Company to redeem each share of its 6.5% Preferred Stock at the liquidation price. Any share of 6.5% Preferred Stock, subject to conversion rights, could be redeemed, at the option of the Company, upon providing at least 30 days written notice to the stockholders. On May 10, 2001, the Company redeemed 30% or 600 shares of the outstanding 6.5% preferred stock at $100 par value per share for a total consideration of $60. The remaining 40% or 800 shares of the outstanding 6.5% Preferred Stock were also redeemed at an agreed upon price of $90 per share for a total consideration of $72.

        Each holder of 7.5% Preferred Stock, may on June 19, 2003, June 19, 2004 and June 19, 2005, require the Company to redeem each share of 7.5% Preferred Stock for $1,000 plus any accrued and unpaid dividends on the outstanding shares of 7.5% Preferred Stock as of that date.

8. Common Stock

Warrants for Common Stock

        In connection with a convertible promissory note the Company issued warrants to purchase 150,000 shares of Common Stock for $2.50 per share in June 1997. Such warrants are outstanding at June 30, 2001 and expire in December 2006.

        On November 3, 1999, the Company signed a letter of intent with a financial institution stating that on June 1, 2000, the financial institution would lend the Company an additional $750 increasing the balance under the convertible note to $2,250. In association with the note payable, the Company issued warrants to the financial institution to purchase 250,000 shares of Common Stock for an exercise price of $3.12. If on or before May 30, 2000, the Company elected not to proceed with the note then the number of shares purchasable under the warrant would be reduced to 50,000.

        In April 2000, the Company elected not to increase the amount of the convertible note payable and the financial institution agreed to convert the outstanding note of $1,500 into 572,294 shares of Common Stock. The number of warrants was reduced to 50,000 with an exercise price of $3.12 per warrant.

9. Stock Option Plans

        In 1994, the Company adopted the 1994 Incentive Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 1,623,080 shares of Common Stock for issuance under the Plan.

        Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vest over five years.

        Activity under Plan during the years ended June 30, 1999, 2000 and 2001 was as follows:

	1999		2000		2001
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Options outstanding at July 1	794,400	$1.47	816,200	$1.62	1,068,900	$2.47
Options granted	59,000	3.41	255,000	5.21	280,000	7.70
Options exercised	—	—	—	—	(373,000)	0.50
Options canceled	(37,200)	1.25	(2,300)	5.00	(39,500)	5.21

Outstanding at June 30	816,200	1.62	1,068,900	2.47	936,400	4.70

Options exercisable at June 30	555,680	$0.87	645,960	$1.20	420,040	$3.19

	Options Outstanding at June 30, 2001
				Options Exercisable at June 30, 2001
		Weighted Average Remaining Contractual Life (Years)
Exercise Price	Number Outstanding		Exercise Price	Number Outstanding	Exercise Price
$0.50	100,000	0.5	$0.50	100,000	$0.50
$1.83	162,000	2.5	$1.83	130,000	$1.83
$2.50	10,000	3.4	$2.50	6,000	$2.50
$3.13	50,000	4.3	$3.13	20,000	$3.13
$5.00	122,400	3.7	$5.00	68,240	$5.00
$5.18	209,000	5.0	$5.18	41,800	$5.18
$7.70	283,000	6.0	$7.70	54,000	$7.70

	936,400	4.2	$4.70	420,040	$3.19

Fair value disclosures

        The Company has adopted the disclosure-only provisions of SFAS No. 123. Had the Company recorded compensation expense based on the estimated grant-date fair value, as defined by SFAS No. 123, for awards granted under the Plan, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

	1999	2000	2001
Net income (loss) attributable to common shareholders:
As reported	$1,583	$2,536	$(628)
Pro forma	$1,536	$2,319	$(931)
Net income (loss) per share attributable to common shareholders—basic
As reported	$0.41	$0.64	$(0.14)
Pro forma	$0.40	$0.58	$(0.20)
Net income (loss) per share attributable to common shareholders—diluted
As reported	$0.33	$0.50	$(0.14)
Pro forma	$0.32	$0.46	$(0.20)

        The impact on pro forma net income (loss) and pro forma net income (loss) per share attributable to common shareholders in the tables above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new and existing employees.

        The Company calculated the fair value of each option grant on the date of grant using the minimum value method with the following assumptions: dividend yield at 0%; weighted average expected option term of five years; risk free interest rate of 4.54%, 5.45% and 4.88% for the years ended June 30, 1999, 2000 and 2001, respectively. The weighted average fair value of options granted during 1999, 2000 and 2001 was $1.02, $1.20 and $1.67 per share, respectively.

10. Employee Benefit Plans

        The Company maintains a 401(k) plan and an employee stock ownership plan ("ESOP"). Both plans exclude:

  a.
  Employees whose employment is governed by a collective bargaining agreement, unless such agreement expressly provides for participation in the Company's plans, and

  b.
  Certain non-resident aliens who have no earned income from sources within the United States.

        For both plans, eligible employees become participants on the first day of the month coinciding with, or next following, the date on which all eligibility requirements are met.

Tiburon, Inc. 401(k) Plan

        The 401(k) Plan covers all non-excluded employees who have attained the age of 18 and allows employees to contribute a portion of their compensation into the Plan. The Plan provides for a discretionary contribution by the Company which, for 1999, 2000 and 2001, was not made.

Tiburon, Inc. Employee Stock Ownership Plan

        During 1995, the 401(k) Plan was amended to allow for two forms of Company contributions. The first is a matching contribution to be made to the ESOP, based on 401(k) elections made by employees. The second is a discretionary contribution which, through June 30, 2001, has not been made. The ESOP was determined by the IRS to be a qualified plan under Section 401(a) as defined by Section 4975(e)(7) of the Internal Revenue Code, and was adopted effective January 1, 1995 by resolution of the Company's Board of Directors. The Company contributed, $294, $483 and $261 to the ESOP Plan for the years ended June 30, 1999, 2000 and 2001, respectively.

        During the year ended June 30, 2000 and June 30, 2001, the ESOP purchased 79,310 and 45,466 shares of Company stock for $248 and $350, respectively.

Post-retirement health care benefit

        On June 11, 2001, the Company entered into an agreement with an employee to provide post-retirement medical aid and dental benefits for a period up to 10 years.

        The Company will recognize the present value of approximately $43 evenly over the 3-year period in which these benefits are earned.

11. Acquisition

        On July 18, 2000, an asset purchase agreement was executed between Tiburon, Inc. and Progressive Solutions Software, Inc. ("PSI"), to acquire certain assets and liabilities.

        The purchase consideration of $1,149 was paid for through the issuance of 65,000 preference shares of Tiburon's subsidiary and the assumption of certain of PSI's liabilities. Certain of the liabilities assumed were settled by Tiburon at less than their original value and the purchase consideration has been adjusted to reflect the fair value of these liabilities. The preference shares were converted into 56,276 shares of common stock, and have been included in the purchase consideration at a value of $4.80 per share of common stock.

        The purchase consideration has been allocated to the fair value of the assets acquired with $100 to tangible fixed assets and the remaining balance of $1,049 allocated to acquired software. This software will be depreciated on a straight-line basis over a 5-year period.

12. Restructuring

        On October 17, 2000, the Company announced a strategic restructuring directed toward reducing costs. This restructuring involved a reduction in total headcount by approximately 80 employees in areas of services and other, research and development and general and administrative. The Company took a charge of approximately $155 for severance costs in connection with the termination of these employees. As of June 30, 2001, all restructuring charges have been paid.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENT

        The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2002 combines the historical consolidated statement of operations of CompuDyne, which includes the results of operations of Tiburon from May 2, 2002, the date of its acquisition by CompuDyne, through December 31, 2002 with the financial results of Tiburon for the period January 1, 2002 through May 1, 2002, the period prior to Tiburon's acquisition by CompuDyne. The resultant combined condensed statement of operations reflects the results of CompuDyne and Tiburon as if the merger had become effective on January 1, 2002. This unaudited pro forma combined condensed financial statement has been prepared for comparative purposes only and does not purport to be indicative of the results which would have actually resulted had the combination been effective on January 1, 2001, or of future results of operations.

        The merger was accounted for as a purchase. Under this method of accounting, assets and liabilities of Tiburon were adjusted to their estimated fair value and combined with the recorded book values of the assets and liabilities of CompuDyne.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended December 31, 2002

(In thousands, except per share data)

	CompuDyne	Tiburon Four months Jan 1—April 30	Pro Forma Adjustments (Note A)	Pro Forma
Net sales	$155,556	$13,748	$—	$169,304
Cost of goods sold	120,740	5,623	324	126,687

Gross profit	34,816	8,125	(324)	42,617
Operating expenses	25,785	5,048	—	30,833
Research and development	4,916	2,665	—	7,581

Operating income	4,115	412	(324)	4,203
Interest expense	1,427	9	134	1,570
Interest income	(33)	(11)	—	(44)
Other (income) / expense	(119)	(2)	99	(22)

Total other (income) / expense	1,275	(4)	233	1,504

Income before taxes	2,840	416	(557)	2,699
Taxes on income	1,026	153	84	1,263

Net income	$1,814	$263	$(641)	$1,436

Weighted average number of common shares outstanding	7,456			7,839
Basic earnings per share	$0.24			$0.18
Diluted weighted average number of common shares outstanding	7,940			8,323
Diluted earnings per share	$0.23			$0.17

See the accompanying note to unaudited pro forma combined condensed financial statement.

COMPUDYNE CORPORATION
AND
TIBURON, INC.

NOTE TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENT

(In thousands, except per share data)

Note A: Pro Forma Adjustments (in thousands)

  a.
  To record effect of amortization/depreciation expenses of intangibles of $124 and long term assets of $200. The amortization/depreciation expense of $324 results in a permanent tax difference, as it is not deductible for tax purposes.

  b.
  To record interest expense on debt obtained to pay the cash portion of the acquisition of $134, assuming note payable of $10,400, bearing interest at 3.87%.

  c.
  To eliminate dividend income of $76 and equity on earnings of Tiburon of $23 recorded in CompuDyne's financial statements.

  d.
  To record estimated income tax benefit of interest expense (b, above), net of Tiburon dividends (c, above), using an effective rate of 40%, where applicable of $84.

APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0-29798

CompuDyne Corporation
(Exact name of registrant as specified in its charter)

Nevada	23-1408659
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7249 National Drive, Hanover, Maryland 21076
(Address of principal executive offices)

Registrant's telephone number, including area code: (410) 712-0275

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by checkmark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Exchange Act)

Yes ☒ No ☐

        As of November 13, 2003, a total of 7,928,903 shares of Common Stock, $.75 par value, were outstanding.

COMPUDYNE CORPORATION AND SUBSIDIARIES
INDEX

		Page No.
Part I. Financial Information
Item 1.	Financial Statements—Unaudited
	Condensed Consolidated Balance Sheets—September 30, 2003 and December 31, 2002	3
	Condensed Consolidated Statements of Operations—Three Months and Nine Months Ended September 30, 2003 and 2002	4
	Condensed Consolidated Statement of Changes in Shareholders' Equity—Nine Months Ended September 30, 2003	5
	Condensed Consolidated Statements of Cash Flows—Nine Months Ended September 30, 2003 and 2002	6
	Notes to Condensed Consolidated Financial Statements	7-14
Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15-29
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 4.	Controls and Procedures	31
Part II. Other Information		32
Signature		33

ITEM 1. FINANCIAL STATEMENTS
COMPUDYNE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30, 2003	December 31, 2002
	(in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$3,470	$1,274
Accounts receivable, net	49,918	45,168
Contract costs in excess of billings	15,741	18,297
Inventories	5,686	6,401
Deferred tax assets	1,220	1,220
Prepaid expenses and other	2,681	2,510

Total Current Assets	78,716	74,870
Property, plant and equipment, net	10,492	12,171
Goodwill, net	21,281	21,938
Other intangible assets, net	9,898	10,171
Deferred tax assets	942	987
Other	659	667

Total Assets	$121,988	$120,804

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$29,265	$22,235
Billings in excess of contract costs incurred	12,734	13,602
Deferred revenue	6,551	5,812
Current portion of notes payable	2,107	2,402

Total Current Liabilities	50,657	44,051
Notes payable	16,918	25,108
Deferred tax liabilities	2,114	2,114
Other	211	327

Total Liabilities	69,900	71,600

Commitments and contingencies
Shareholders' Equity
Preferred stock, 2,000,000 shares authorized and unissued	—	—
Common stock, par value $.75 per share: 15,000,000 shares authorized; 8,520,380 and 8,391,522 shares issued at September 30, 2003 and December 31, 2002, respectively	6,390	6,294
Additional paid-in-capital	42,433	42,508
Retained earnings	7,479	4,518
Accumulated other comprehensive loss	(127)	(196)
Treasury stock, at cost; 594,877 shares at September 30, 2003 and 573,930 shares at December 31, 2002	(4,087)	(3,920)

Total Shareholders' Equity	52,088	49,204

Total Liabilities and Shareholders' Equity	$121,988	$120,804

The accompanying notes are an integral part of these financial statements.

COMPUDYNE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net sales	$53,136	$41,380	$147,441	$111,286
Cost of goods sold	41,125	31,907	111,860	86,380

Gross profit	12,011	9,473	35,581	24,906
Operating expenses	8,471	7,060	24,125	18,244
Research and development	1,683	1,716	5,596	3,039

Operating income	1,857	697	5,860	3,623

Other expense (income)
Interest expense	366	402	1,079	1,061
Other (income) expense	(145)	(30)	(154)	(169)

Total other expense	221	372	925	892

Income before income taxes	1,636	325	4,935	2,731
Income taxes	654	130	1,974	1,042

Net income	$982	$195	$2,961	$1,689

Earnings per share:
Basic earnings per share	$.12	$.03	$.38	$.23

Weighted average number of common shares outstanding	7,923	7,898	7,881	7,333

Diluted earnings per share	$.12	$.02	$.36	$.21

Weighted average number of common shares and equivalents	8,199	8,322	8,140	7,878

The accompanying notes are an integral part of these financial statements.

COMPUDYNE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

	Common Stock				Accumulated Other Comprehensive Loss	Treasury Stock
			Additional Paid-in Capital	Retained Earnings
	Shares	Amount				Shares	Amount	Total
	(in thousands)
January 1, 2003	8,392	$6,294	$42,508	$4,518	$(196)	574	$(3,920)	$49,204
Acquisition of Tiburon
Purchase price Adjustment			(370)					(370)
Stock options exercised	80	60	165					225
Warrants exercised	48	36	130			21	(166)	—
Net income				2,961				2,961
Purchase of Treasury Shares						—	(1)	(1)
Other comprehensive income, net of tax:
Loss on interest rate swap agreement					76			76
Translation adjustment					(7)			(7)

Balance at September 30, 2003	8,520	$6,390	$42,433	$7,479	$(127)	595	$(4,087)	$52,088

The accompanying notes are an integral part of these consolidated financial statements.

COMPUDYNE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended September 30,
	2003	2002
	(in thousands)
Cash flows from operating activities:
Net income	$2,961	$1,689
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	2,016	1,670
Equity earnings in affiliated company	—	(23)
Loss (Gain) from disposition of property, plant and equipment	5	(10)
Changes in assets and liabilities:
Accounts receivable	(4,750)	(3,783)
Contract costs in excess of billings	3,132	5,734
Inventories	715	(179)
Prepaid expenses and other current assets	(171)	754
Other assets	6	(6)
Accounts payable and accrued liabilities	7,356	(2,742)
Billings in excess of contract costs incurred	(868)	470
Deferred revenue	739	2,240
Other liabilities	—	(8)

Net cash flows provided by operating activities	11,141	5,806

Cash flows from investing activities:
Additions to property, plant and equipment	(622)	(3,050)
Proceeds from sale of property, plant and equipment	9	32
Net payment for acquisition	(71)	(10,343)

Net cash flows used in investing activities	(684)	(13,361)

Cash flows from financing activities:
Issuance of common stock	225	599
Warrants exercised	166	64
Treasury stock transactions	(167)	(64)
Repayment of subordinated notes payable	—	(928)
Borrowings of bank notes	—	12,500
Repayment of bank notes	(8,485)	(973)

Net cash (used in) provided by financing activities	(8,261)	11,198

Net change in cash and cash equivalents	2,196	3,643
Cash and cash equivalents at beginning of period	1,274	296

Cash and cash equivalents at end of period	$3,470	$3,939

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$859	$929
Income taxes	$1,488	$1,246

The accompanying notes are an integral part of these financial statements.

COMPUDYNE CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements of CompuDyne Corporation and its subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2002 has been derived from the Company's December 31, 2002 audited financial statements. Certain information and note disclosures included in the annual financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading.

        In the opinion of management, the accompanying unaudited consolidated financial statements reflect all necessary adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for the fair presentation of the periods presented. It is suggested that these consolidated unaudited financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's annual report filed with the Securities and Exchange Commission on Form ARS for the year ended December 31, 2002. Operating results for the three and nine month periods ended September 30, 2003 and 2002 are not necessarily indicative of operating results for the entire fiscal year.

New Accounting Pronouncements:

        In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Statement is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123" which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and the reporting provisions of APB No. 30, "Interim Financial Reporting." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this statement was required at the beginning of fiscal year 2003. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The Statement is effective for fiscal years beginning after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement is effective for fiscal years beginning after May 15, 2002. SFAS 145 requires, among other things, eliminating reporting debt extinguishments as an extraordinary item in the income statement. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, or in which the Company obtains an interest after that date. The Interpretation is effective for fiscal periods ending after December 15, 2003 to variable interest entities in which the Company holds a variable interest acquired before February 1, 2003. The Company does not expect to consolidate any entities upon the adoption of this standard.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations to stand ready to perform, in the event that the specified triggering events or conditions occur. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of CompuDyne. Refer to Note 8, "Product Warranties," in the notes to Consolidated Financial Statements for additional information.

Reclassifications:

        Certain prior period amounts have been reclassified to conform to the current period's presentation.

2. OPERATING SEGMENT INFORMATION

        The following is the operating segment information for the three months ended September 30, 2003 and 2002.

	(Three Months ended September 30)
	Revenues		Gross Profit		Pre-tax Income/(Loss)
	2003	2002	2003	2002	2003	2002
	(in thousands)
Institutional Security Systems	$26,357	$20,823	$3,729	$2,448	$1,216	$152
Attack Protection	6,036	6,939	758	889	(663)	(155)
Federal Security Systems	4,549	3,386	934	606	223	208
Public Safety and Justice	16,194	10,232	6,590	5,530	790	(38)
CompuDyne Corporate	—	—	—	—	70	158

	$53,136	$41,380	$12,011	$9,473	$1,636	$325

        The following is the operating segment information for the nine months ended September 30, 2003 and 2002.

	(Nine Months ended September 30)
	Revenues		Gross Profit		Pre-tax Income/(Loss)
	2003	2002	2003	2002	2003	2002
	(in thousands)
Institutional Security Systems	$75,497	$63,024	$10,246	$9,678	$2,788	$2,330
Attack Protection	20,912	18,711	4,113	3,011	(153)	(844)
Federal Security Systems	12,299	10,247	2,059	1,746	726	509
Public Safety and Justice	38,733	19,304	19,163	10,471	1,340	455
CompuDyne Corporate	—	—	—	—	234	281

	$147,441	$111,286	$35,581	$24,906	$4,935	$2,731

3. EARNINGS PER SHARE

       Earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." This Statement requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share also reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options and warrants to purchase 571,985 shares and 594,500 shares for the three month periods ended September 30, 2003 and 2002 respectively, were not dilutive and, therefore, were not included in the computation of diluted earnings per common share. Stock options and warrants to purchase 933,670 shares and 366,000 shares for the nine month periods ended September 30, 2003 and 2002 respectively, were not dilutive and, therefore, were not included in the computation of diluted earnings per common share.

        The computations of the Company's basic and diluted earnings per share amounts were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income	$982	$195	$2,961	$1,689

Weighted average common shares outstanding	7,923	7,898	7,881	7,333
Effect of dilutive stock options and warrants	276	424	259	545

Diluted weighted average common shares outstanding	8,199	8,322	8,140	7,878

Net income per common share
Basic	$.12	$.03	$.38	$.23
Diluted	$.12	$.02	$.36	$.21

4. INVENTORIES

        Inventories consist of the following:

	September 30, 2003	December 31, 2002
	(in thousands)
Raw materials	$3,316	$3,937
Work in progress	1,972	2,197
Finished goods	398	267

	$5,686	$6,401

5. GOODWILL AND INTANGIBLE ASSETS

        Intangible assets include the trade name, customer relationships and backlog from the acquisition of Tiburon, Inc. Other intangibles include Department of State Certifications, Underwriters Laboratories, Inc. listings, and patents related to the acquisition of Norment and Norshield. Except for goodwill and trade names, which have indefinite lives, intangibles are being amortized using the straight-line method.

        Goodwill and intangible assets consist of the following:

	September 30, 2003	December 31, 2002	Amortizable Lives
	(in thousands)		(in years)
Goodwill	$21,386	$22,043	Indefinite
Trade name	6,913	6,913	Indefinite
Customer relationships	2,500	2,500	14
Backlog	300	300	2
Other	1,220	1,220	2—20

	32,319	32,976
Less: accumulated amortization	(1,140)	(867)

	$31,179	$32,109

        Goodwill consisted of $19.8 million and $20.5 million for the Public Safety and Justice segment at September 30, 2003 and December 31, 2002, respectively, and $0.8 million for the Institutional Security Systems segment and $0.8 million for the Attack Protection segment for both September 30, 2003 and December 31, 2003.

        Amortization expense for the nine months ended September 30, 2003 was $274 thousand. The following schedule lists the expected amortization expense for each of the years ending at December 31:

Year	Expense
(in thousands)
2003	$386
2004	350
2005	270
2006	225
2007	225

Total	$1,456

6. ACQUISITION OF TIBURON, INC.

        On January 25, 2002, the Company and Tiburon, Inc. ("Tiburon") entered into a First Amendment Agreement whereby upon the satisfaction of certain conditions, the Company agreed to purchase all of the issued and outstanding common shares and other common stock equivalents it did not already own for a combination of cash and stock. All requisite conditions were met and the Company completed the purchase of Tiburon, Inc. ("Tiburon") on May 2, 2002. CompuDyne distributed approximately 1.1 million shares of CompuDyne common stock and approximately 91,000 warrants to purchase shares of the Company's stock, valued collectively at $14.3 million and approximately $10.4 million, net in cash to acquire the portion of Tiburon that the Company did not previously own. Including the Company's initial investment of $6.0 million in Tiburon and transaction costs resulted in the Company recording $33.4 million as the value of the consideration paid for this acquisition. To fund the cash portion of the

Tiburon acquisition, the Company negotiated a $10.0 million increase in its borrowing facility from its banks. The remainder of the cash consideration paid was funded from the Company's working capital.

        Tiburon provides a fully integrated suite of products including computer-assisted dispatch, records management and court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. The Company believes Tiburon is a worldwide market leader in the development, implementation and support of public safety and justice automation systems.

        During the first quarter of 2003, the Company revised down the purchase price of Tiburon by $3.8 million when in fact the downward revision should have been $370,000. The September 30, 2003 financial statements have been adjusted to reflect the $370,000 revision. The Company completed the valuation of fair value of the plant and equipment acquired in the second quarter of 2003. This valuation resulted in a $545 thousand increase in goodwill. In addition, other final adjustments to the purchase price of Tiburon amounted to $832 thousand and were recorded as a decrease in goodwill in April 2003.

        The purchase price was recorded as follows (in thousands):

Goodwill	$19,813
Current assets	20,215
Property plant and equipment	3,653
Other long term assets	8,917
Liabilities assumed	(19,168)

Purchase price	$33,430

        The following are the Company's unaudited pro forma results assuming the acquisition of Tiburon had occurred on January 1, 2002:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Revenue	$53,136	$41,380	$147,441	$125,034
Net income	$982	$195	$2,961	$1,952
Earnings per share:
Basic	$.12	$.03	$.38	$.27
Diluted	$.12	$.02	$.36	$.25

        These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combination been effective on January 1, 2002, or of future results of operations.

7. STOCK-BASED COMPENSATION

        As of September 30, 2003, the Company continues to account for its stock-based compensation plans, which are described more fully in the Company's 2002 Annual Report, using the intrinsic value method and in accordance with the recognition and measurement principles of APB Opinion No. 25,

"Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted had an exercise price equal to fair market value of the underlying common stock on the date of grant. The following table illustrates, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the Three Months Ended September 30,
	2003	2002
	(in thousands, except per share data)
Net income, as reported	$982	$195
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	(462)	(485)

Pro forma net income (loss)	$520	$(290)

Earnings(loss) per share:
Basic—as reported	$.12	$.03
Basic—pro forma	$.07	$(.04)
Diluted—as reported	$.12	$.02
Diluted—pro forma	$.06	$(.03)

	For the Nine Months Ended September 30,
	2003	2002
	(in thousands, except per share data)
Net income, as reported	$2,961	$1,689
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	(1,422)	(1,186)

Pro forma net income	$1,539	$503

Earnings per share:
Basic—as reported	$.38	$.23
Basic—pro forma	$.20	$.07
Diluted—as reported	$.36	$.21
Diluted—pro forma	$.19	$.06

        The fair value of the Company's stock-based option awards to employees was estimated using the Black-Scholes model assuming no expected dividends and the following weighted-average assumptions:

	For The Three Months Ended September 30		For The Nine Months Ended September 30
	2003	2002	2003	2002
Expected volatility	78.8%	74.0%	79.9%	74.0%
Risk-free interest rate	3.2%	5.0%	2.9%	5.0%
Expected life in years	5.6	7.4	6.8	7.5

8. PRODUCT WARRANTIES

        Accruals for estimated expenses related to warranties are made at the time products are sold or services are rendered. These accruals are established using historical information on the nature, frequency, and average cost of warranty claims. The Company warrants numerous products, the terms of which vary widely. In general, the Company warrants its products against defect and specific non-performance. As of September 30, 2003, the Company had a product warranty accrual in the amount of $507 thousand.

Product Warranty Liabilities
(in thousands)
Beginning balance at January 1, 2003	$482
Net activity	25

Ending balance at September 30, 2003	$507

9. FILING OF CONVERTIBLE SUBORDINATED NOTE OFFERING

        During September 2003 the Company filed a registration statement with the SEC to register for sale up to $28,750,000 principal amount of seven (7) year convertible subordinated notes. The Company intends to use the proceeds of this offering to repay its current notes payable and for general working capital purposes.

10. AMENDMENT OF PREVIOUS 2003 QUARTERS

        Subsequent to the issuance of the Company's condensed consolidated financial statements for the quarters ended June 30, 2003 and March 31, 2003, the Company determined that the purchase price of Tiburon was incorrectly revised down in the quarter ended March 31, 2003 resulting in an understatement of goodwill as of June 30, 2003 and March 31, 2003 in the amount of $3,430,000 with a corresponding understatement of additional paid-in-capital. The accompanying condensed consolidated balance sheet as of September 30, 2003 includes the restated purchase price amounts. Such restatement had no effect on previously reported results of operations or cash flows. The Company is in the process of preparing amended Forms 10-Q for June 30, 2003 and March 31, 2003 to reflect the effects of the adjustment.

ITEM 2
COMPUDYNE CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        CompuDyne Corporation ("CompuDyne" or the "Company") was reincorporated in Nevada in 1996. The Company believes that it is a leading provider of products and services to the public security market. The Company operates in four (4) distinct segments in this marketplace: Institutional Security Systems, Attack Protection, Federal Security Systems, and Public Safety and Justice.

        The Institutional Security Systems segment is headquartered in Montgomery, Alabama and is known to the trade as Norment Security Group ("Norment"). This segment provides physical and electronic security products and services to the corrections industry (prisons and jails) and to the courthouse, municipal and commercial markets. Norment serves as a contractor, responsible for most installation work on larger projects. Installations involve hard-line (steel security doors, frames, locking devices, etc.) and sophisticated electronic security systems, including software, electronics, touch-screens, closed circuit TV, perimeter alarm devices and other security monitoring controls. Norment also developed a product called MaxWall. MaxWall is a modular steel, concrete filled prefabricated jail cell. It allows for construction projects to use considerably less space and can save the project owner significant amounts of money. Norment, through a network of regional offices provides field level design, installation and maintenance of both physical and electronic security products.

        Included in the Institutional Security Systems segment is the TrenTech line which designs, manufactures and integrates electronic security systems. TrenTech integrates generally available products and software as well as designing its own proprietary systems. TrenTech has developed a sophisticated proprietary video badging system, with approximately 225 systems installed at 61 facilities including 55 military installations.

        The Institutional Security Systems segment also manufactures a complete line of locks and locking devices under the brand name Airteq. Airteq is an industry leader in pneumatic and electro-mechanical sliding devices used in the corrections industry.

        The Attack Protection segment is the country's largest original equipment manufacturer (OEM) of bullet, blast and attack resistant windows and doors designed for high security applications such as embassies, courthouses, Federal buildings, banks, corporate headquarters and other facilities that insist on having the highest level of protection currently available. CompuDyne believes it is a premier provider of Level 8 security products, the highest rating level of commercial security products. CompuDyne's attack resistant windows and doors are integrated and structurally secure products with specifically designed frames and encasements that are integral parts of the structure in which they are installed. Existing product installations number in the thousands and range from the Middle East to the White House. Working under contracts from the United States Department of State, the segment's largest customer, Attack Protection is a significant supplier of bullet and blast resistant windows and doors to United States embassies throughout the world. Attack Protection products are also sold to drug stores, convenience stores, and banks to secure drive through facilities. Other commercial applications include guard booths, tollbooths, cash drawers and other similar items. Additionally, this segment designs and installs both fixed and pop-up bollards and barrier security systems.

        The Attack Protection segment also manufactures a sophisticated fiber optic sensor system, known as Fiber SenSys, used to detect physical intrusion. This application is designed to protect large perimeters including such applications as Federal facilities, oil fields, airport tarmacs, public utilities, nuclear reactors and water systems. In addition, it has been installed to protect the perimeters of numerous private estates and other similar properties. A related product is SecurLan, which protects data lines from physical intrusion using a fiber optic technology similar to the Fiber SenSys technology.

        The Federal Security Systems segment is known as Quanta Systems Corporation. This segment has been serving the Federal government's security needs since 1952. Its customer base includes military, governmental agencies, and state and local governmental units. Federal Security Systems provides turnkey systems integration of public security and safety systems. This segment specializes in a wide range of customized access control and badging, intrusion detection, surveillance and assessment, communications, command and control, fire and life safety, and asset tracking systems. Federal Security Systems provides central station oversight and control of multiple and separate facilities as well as security and public life safety systems and equipment.

        The Public Safety and Justice segment consists of two subsidiaries known to the industry as CorrLogic, Inc., ("CorrLogic") and Tiburon, Inc. ("Tiburon"). The Company believes CorrLogic is a leading developer of inmate management and institutional medical software systems. CorrLogic specializes in the development, implementation and support of complex, integrated inmate management software systems, including inmate medical management that improves the efficiency and accuracy of correctional facility operations. CorrLogic's focus is entirely on information solutions for the corrections industry.

        CompuDyne expanded its offerings in the Public Safety and Justice sector through the completion of its acquisition of Tiburon, on May 2, 2002. Tiburon provides a fully integrated suite of products including computer-assisted dispatch, records management, court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. The Company believes Tiburon is a worldwide market leader in the development, implementation and support of public safety and justice automation systems. In business since 1980, with more than 600 systems supporting approximately 275 active customers, Tiburon is a leader in public safety and justice solutions.

RESULTS OF OPERATIONS

Three months ended September 30, 2003 and 2002

        Revenues.    The Company had revenues of $53.1 million and $41.4 million for the three months ended September 30, 2003 and September 30, 2002, respectively. The revenues for the three months ended September 30, 2003 increased by $11.7 million or 28.4% over the comparable period for 2002.

        Revenues from the Institutional Security Systems segment increased from $20.8 million in the third quarter of 2002 to $26.4 million in the third quarter of 2003. This was an increase of 26.6%. The Institutional Security Systems segment is largely a construction driven business. Much of its revenue is obtained by working on new and retrofit construction projects in the corrections industry, as opposed to from sources of recurring revenue. As such, the increase in revenue experienced by this segment is largely attributable to its ability to win and work on more projects than it did in the comparable quarter of the previous year. One of the reasons it was able to do this was because its backlog had grown from $92.3 million at December 31, 2001 to $99.5 million at December 31, 2002, thus providing it with the ability to engage in more work in 2003 than it did in 2002. At September 30, 2003, the backlog for the Institutional Security System's segment had declined to $68.8 million. Backlog declined as a result of restrained activity at Institutional Security Systems, related to tight customer budgets and increased competition.

        Revenues from the Attack Protection segment decreased from $6.9 million during the quarter ended September 30, 2002 to $6.0 million in the quarter ended September 30, 2003. This was a decrease of 13.0%. The Attack Protection segment was largely capacity constrained during 2001. As a result, the Company purchased an existing 75,000 square foot factory on 20 acres of land in close proximity to its existing factory in Montgomery, Alabama. This expansion provides the segment with the necessary capacity to generate incremental revenue of approximately $10 million per year. Of the $900 thousand of decreased revenue generated by the Attack Protection segment, $970 thousand of the decrease resulted from the Norshield product line while its Fiber SenSys product line saw an increase in revenue of $70 thousand. The Norshield product line encompasses the segment's bullet and blast resistant windows and doors, guard booths, bollards, barriers and other related products. During the third quarter of 2003, the Attack Protection segment experienced increased bidding activity for its products, as the slow down in the government building process experienced during 2002 appeared to end. It appears that projects are being released for construction, and thus the Attack Protection segment should experience an increased demand for its products. The segment's Fiber SenSys product line consists primarily of fiber optic perimeter protection products. These products experienced significant growth in 2002 as revenues from this product line grew from $1.5 million in 2001 to $4.9 million in 2002.

        Revenues from the Federal Security Systems segment increased from $3.4 million during the third quarter of 2002 to $4.5 million during the third quarter of 2003. This was an increase of 34.3%. At December 31, 2001 the Federal Security Systems segment backlog was a relatively small $380 thousand. Substantially all of this segment's revenue is backlog driven. Its backlog is therefore a precursor to future revenues. The Federal Security Systems segment's failure to have any meaningful backlog at December 31, 2001 resulted in substantially all of its 2002 revenue being driven by contract awards it received during 2002. This inherently caused the segment's revenue to be low during that period. The Federal Security Segment ended 2002 with a significantly improved backlog level of $11.4 million. As such it entered the first quarter of 2003 with a much greater book of business from which to generate its increased revenue in the first three quarters of 2003. The current backlog is $11.5 million at September 30, 2003.

        Revenues from the Public Safety and Justice segment increased $6.0 million from $10.2 million during the third quarter of 2002 to $16.2 million during the third quarter of 2003, an increase of 58.3%. In June 2003 the Public Safety and Justice segment received several large awards from the City of Detroit, Michigan. Much of the increase experienced during the third quarter 2003 versus third quarter 2002 related to the Public Safety and Justice segment supplying hardware to the city of Detroit under one of these contracts. This contract however generated nominal margins. In addition, no labor hours were included with this contract; as such revenues on this hardware contract were recognized as product was shipped.

        Expenses.    Cost of goods sold increased from $31.9 million during the third quarter of 2002 to $41.1 million during the third quarter of 2003. This increase was largely a result of increased costs of goods sold of $4.3 million in the Institutional Security Systems segment and $4.9 million in the Public Safety and Justice segment, all largely attributable to the increased sales levels attained by these segments. Gross profit percentage remained relatively stable at 22.6% in the third quarter of 2003 as compared to 22.9% during the third quarter of 2002.

        Cost of goods sold in the Institutional Security Systems segment increased from $18.4 million in the third quarter of 2002 to $22.6 million in the third quarter of 2003. This was an increase of $4.3 million or 23.1%. This increase was smaller than the related sales increase of this segment of 26.6% resulting in an increase in the gross profit percentage from 11.8% in the third quarter of 2002 to 14.1% in the third quarter of 2003. During 2002, the West Coast operations of the Institutional Security Systems segment experienced significant cost overruns on many of its projects. These cost overruns were incurred and recorded primarily during the third and fourth quarters of 2002 and amounted to approximately $1.8 million. The revenues generated by them resulted in little margin or in some cases losses. In the third quarter of 2003, the Company recorded approximately $572 thousand of additional write-downs on several additional West Coast projects that were nearing completion. This segment experiencing smaller losses in 2003 versus 2002 was the primary reason for the increase in the gross profit percentage in 2003 by the Institutional Security Systems segment.

        Cost of goods sold in the Attack Protection segment decreased from $6.0 million in the third quarter of 2002 to $5.3 million in the third quarter of 2003. This was a decrease of $772 thousand or 12.8%. This decrease approximates the related sales decrease of this segment of 13.0%. During 2002 and 2003 the Attack Protection segment experienced lower-than-expected volume in its bullet and blast resistant windows and doors product line which was exacerbated by excess plant capacity which resulted from the addition of its new 75,000 square foot factory that was placed in service during the spring of 2002. As a result of the terrorist attacks of September 11, 2001, the Company had geared up in anticipation of increased demand for this segment's products. This new factory was provisioned and staffed, using new equipment and hires as well as by the movement of equipment and staff from the Company's existing factory. This resulted in the Company running both of its factories at levels significantly below optimum capacity in 2002 and 2003, resulting in operational inefficiencies. During the third quarter of 2003, the Company relocated its Airteq lock manufacturing facility from leased space in Oregon to the Company's new plant in Montgomery, Alabama. The Company believes that this move will partially absorb some of its excess capacity in the fourth quarter of 2003.

        Cost of goods sold in the Federal Security Systems segment increased from $2.8 million in the third quarter of 2002 to $3.6 million in the third quarter of 2003. This was an increase of $835 thousand or 30.0%. This increase was less than the related sales increase of this segment of 34.3%, resulting in an increase in the gross profit percentage from 17.9% in the third quarter of 2002 to 20.5% in the third quarter of 2003. Substantially all of the projects awarded in this segment are discrete projects.

        Cost of goods sold in the Public Safety and Justice segment increased from $4.7 million in the third quarter of 2002 to $9.6 million in the third quarter of 2003. This was an increase of $4.9 million or 104.3%. Much of this increase is a result of the 58.3% increase in sales. In addition, a significant portion of the sales increase was derived from hardware sales for the city of Detroit, which was made at a nominal gross margin.

        Operating expenses increased from $7.1 million in the third quarter of 2002 to $8.5 million in the third quarter of 2003. This was an increase of $1.4 million. The operating expense increase of 20.0% was less than the sales increase of 28.4% due to operating efficiencies attained in spreading the Company's fixed costs over a larger revenue base.

        In conjunction with the acquisition on May 2, 2002, of Tiburon, Inc. and in compliance with Statement of Financial Accounting Standards No. 141 (SFAS 141) Business Combinations, the Company determined the fair value of the following identifiable assets and assigned the indicated lives thereto for purposes of amortization and depreciation.

	Amount	Life
	(in thousands)	(in years)
Trade name	$5,340	Indefinite
Customer relationships	$2,500	14
Software	$3,000	5
Backlog	$300	2
Other	$135	3

        The amortization of the above intangibles for the three months ended September 30, 2003 resulted in the Company recording amortization expense related to these intangibles of $244 thousand, which is included in operating expenses.

        Research and Development expenses remained constant at $1.7 million in both the third quarter of 2002 and 2003. With the acquisition of Tiburon, the Company's Public Safety and Justice segment incurs significant expenditures for software development. Being a technology driven enterprise, the

Company's Public Safety and Justice segment is required to continually update and enhance its software offerings thus causing it to incur significant research and development costs.

        Interest expense decreased from $402 thousand in the third quarter of 2002 to $366 thousand in the third quarter of 2003. The decrease in the Company's interest expense during the third quarter of 2003 is a result of the Company having a lower average interest rate and a smaller average level of borrowings in the third quarter of 2003 as compared to the third quarter of 2002.

        The following table compares the weighted average of the Company's third quarter of 2003 and the third quarter of 2002 interest bearing borrowings and the related interest rates charged thereon.

	Average third quarter of 2003		Average third quarter of 2002
	Amount	Rate	Amount	Rate
	(in thousands)
Bank borrowings	$20,072	3.4%	$24,974	4.2%
Subordinated borrowings	$—	—	$1,034	5.3%
Amortization and write-off of financing charges	$77		$36

        Taxes on Income.    The effective tax rate in the third quarter of 2003 and 2002 was 40.0%.

        Net Income.    The Company reported net income of $982 thousand and $195 thousand in the third quarters of 2003 and 2002, respectively. Diluted earnings per share increased to $.12 in the third quarter of 2003 from $.02 in the third quarter of 2002. The weighted average number of common shares and equivalents outstanding was 8.3 million in the third quarter of 2002 and 8.2 million in the third quarter of 2003.

Nine months ended September 30, 2003 and 2002

        Revenues.    The Company had revenues of $147.4 million and $111.3 million for the nine month period ended September 30, 2003 and September 30, 2002, respectively. This was an increase of $36.2 million or 32.5%.

        Revenues from the Institutional Security Systems segment increased from $63.0 million in the first nine months of 2002 to $75.5 million in the first nine months of 2003. This was an increase of 19.8%. The Institutional Security Systems segment is largely a construction driven business. Much of its revenue is obtained by working on new and retrofit construction projects in the corrections industry, as opposed to from sources of recurring revenue. As such, the increase in revenue experienced by this segment is largely attributable to its ability to work on more projects than it did in the comparable period of the previous year. One of the reasons it was able to do this was because its backlog had grown from $92.3 million at December 31, 2001 to $99.5 million at December 31, 2002 thus providing it with the ability to engage in more work in the first nine months of 2003 than it did in the first nine months of 2002. At September 30, 2003, the backlog for the Institutional Security System's segment had declined to $68.8 million. The first nine months of 2003 was a slow bidding period, which the Company attributes to the seasonal nature of the bidding process and due to the general state and local governmental budget deficits which is causing theses governmental units to rethink and delay many of their pending corrections projects.

        Revenues from the Attack Protection segment increased from $18.7 million during the nine months ended September 30, 2002 to $20.9 million during the nine months ended September 30, 2003. This was an increase of 11.8%. The Attack Protection segment was largely capacity constrained during 2001. As a result, the Company purchased an existing 75,000 square foot factory on 20 acres of land in close proximity to its existing factory in Montgomery, Alabama. This expansion provides the segment with the necessary capacity to generate incremental revenue of approximately $10 million per year. Of the $2.2 million of increased revenue generated by the Attack Protection segment, $2.8 million of the increase came from its Norshield product line while its Fiber SenSys product line saw a decrease in revenue of $600 thousand. The Norshield product line encompasses the segment's bullet and blast resistant windows and doors, guard booths, bollards, barriers and other related products. During the first nine months of 2003, the Attack Protection segment experienced a modest increased demand for its products, as the slow down in the government building process experienced during 2002 appeared to stabilize. Now it appears that projects are being released for construction, and thus the Attack Protection segment is experiencing increased bidding activity for its products. The Segment's Fiber SenSys product line consists primarily of fiber optic perimeter protection products. These products experienced significant growth in 2002 as revenues from this product line grew from $1.5 million in 2001 to $4.9 million in 2002, of which $3.7 million occurred in the first nine months of 2002. Orders received for the Fiber SenSys line tend to be large dollar orders. Although fewer orders were received and shipped for these products during the first nine months of 2003 as compared to the first nine months of 2002, the Company continues to see heightened interest for these products and expects sales for these items to continue to experience significant growth.

        Revenues from the Federal Security Systems segment increased from $10.2 million during the first nine months of 2002 to $12.3 million during the first nine months of 2003. This was an increase of 20.0%. At December 31, 2001 the Federal Security Systems segment backlog was a relatively small $380 thousand. Substantially all of this segment's revenue is backlog driven. Its backlog is therefore a precursor to future revenues. The Federal Security Systems segment's failure to have any meaningful backlog at December 31, 2001 resulted in substantially all of its 2002 revenue being driven by contract awards it received during 2002. This inherently caused the segment's revenue to be low during that period. The Federal Security Systems Segment ended 2002 with a significantly improved backlog level of $11.4 million. As such it entered 2003 with a much greater book of business from which to generate its increased revenue during the first nine months of 2003.

        Revenues from the Public Safety and Justice segment increased $19.4 million from $19.3 million during the first nine months of 2002 to $38.7 million during the first nine months of 2003. On May 2, 2002 the Company completed its acquisition of Tiburon, Inc. Prior thereto, the Company controlled approximately 20% of Tiburon and recorded its investment in Tiburon under the equity method of accounting. Subsequent to May 2, 2002, Tiburon became a wholly owned subsidiary of the Company and thus its operating results are now consolidated with those of the Company. Tiburon's revenues for the nine months ended September 30, 2003 amounted to $35.4 million as compared to $16.0 million for the five month period Tiburon was owned by CompuDyne during the first nine months of 2002. This accounts for substantially all of the increase in revenue experienced by this segment during the first nine months of 2003 compared to the first nine months of 2002.

        Expenses.    Cost of goods sold increased from $86.4 million during the first nine months of 2002 to $111.9 million during the first nine months of 2003. This increase was largely a result of the acquisition of Tiburon on May 2, 2002, which added $9.7 million of cost of goods sold to the results of the Company, as well as increased costs of goods sold of $11.9 million at the Institutional Security Systems segment, $1.1 million at the Attack Protection segment and $1.7 million at Federal Security Systems, all largely attributable to the increased sales levels attained by these segments.

        The smaller percentage increase in cost of goods sold as compared to the percentage increase in sales resulted in an increased gross profit percentage of 24.1% in 2003 as compared to 22.4% during the first nine months of 2002.

        Cost of goods sold in the Institutional Security Systems segment increased from $53.3 million in the first nine months of 2002 to $65.3 million in the first nine months of 2003. This was an increase of $11.9 million or 22.3%. This increase was larger than the related sales increase of this segment of 19.8% resulting in a decline in the gross profit percentage from 15.4% in the first nine months of 2002 to 13.6% in the first nine months of 2003. During 2002, the West Coast operations of the Institutional

Security Systems segment experienced significant cost overruns on many of its projects. These cost overruns were incurred and recorded during the third and fourth quarters of 2002 and amounted to approximately $1.8 million. As a result, as these projects were brought to completion, many in the first and second quarters of 2003, the revenues generated by them resulted in little margin or in some cases losses. In addition, the Company recorded approximately $1.9 million of additional write-downs on several additional West Coast projects that were nearing completion in the first nine months of 2003. These were the primary reasons for the decrease in the gross profit percentage by Institutional Security Systems. To address this situation, the Company implemented more centralized controls and replaced certain personnel at its West Coast operations.

        Cost of goods sold in the Attack Protection segment increased from $15.7 million in the first nine months of 2002 to $16.8 million in the first nine months of 2003. This was an increase of $1.1 million or 7.0%. This increase was smaller than the related sales increase of this segment of 11.8%, resulting in an increase in the gross profit percentage from 16.1% in the first nine months of 2002 to 19.7% in the first nine months of 2003. During the first half of 2002 the Attack Protection segment experienced lower-than-expected volume in its bullet and blast resistant windows and doors product line which was exacerbated by excess plant capacity which resulted from the addition of its new 75,000 square foot factory that was placed in service during the spring of 2002. As a result of the terrorist attacks of September 11, 2001, the Company had geared up in anticipation of increased demand for this segment's products, which is only now beginning to materialize. This new factory was provisioned and staffed, via new equipment and hires as well as by the movement of equipment and staff from its existing factory. This resulted in the Company running both of its factories at levels significantly below optimum capacity in 2002, resulting in operational inefficiencies. As a result, the Company experienced incremental expenses in excess of the commensurate sales volume increase resulting in the lower gross profit percentage during 2002.

        Cost of goods sold in the Federal Security Systems segment increased from $8.5 million in the first nine months of 2002 to $10.2 million in the first nine months of 2003. This was an increase of $1.7 million or 20.5%. This increase was consistent with the related sales increase of this segment of 20.0%. The Federal Security Systems segment gross profit percentage was 17.0% and 16.7% during the first nine months of 2002 and 2003 respectively. Substantially all of the projects awarded in this segment are discrete projects.

        Cost of goods sold in the Public Safety and Justice segment increased from $8.8 million in the first nine months of 2002 to $19.6 million in the first nine months of 2003. This was an increase of $10.7 million. Substantially all of this increase was a result of the Company's May 2, 2002 acquisition of Tiburon.

        Operating expenses increased from $18.2 million in the first nine months of 2002 to $24.1 million in the first nine months of 2003. This was an increase of $5.9 million. Substantially all of the change in operating expenses was a result of the Company's May 2, 2002 acquisition of Tiburon.

        In conjunction with the acquisition on May 2, 2002, of Tiburon, Inc. and in compliance with Statement of Financial Accounting Standards No. 141 (SFAS 141) Business Combinations, the Company determined the fair value of the following identifiable assets and assigned the indicated lives thereto for purposes of amortization and depreciation.

	Amount	Life
	(in thousands)	(in years)
Trade name	$5,340	Indefinite
Customer relationships	$2,500	14
Software	$3,000	5
Backlog	$300	2
Other	$135	3

        The amortization of the above intangibles for the nine months ended September 30, 2003 resulted in the Company recording amortization expense related to these intangibles of $730 thousand, which is included in operating expenses.

        Research and Development expenses increased from $3.0 million in the first nine months of 2002 to $5.6 million in the first nine months of 2003. Historically, the Company did not expend significant monies on research and development. With the acquisition of Tiburon, the Company's Public Safety and Justice segment expends significantly more dollars on software development. Being a technology driven enterprise, the Company's Public Safety and Justice segment is required to continually update and enhance its software offerings thus causing it to incur significant research and development costs.

        Interest expense increased from $1,061 thousand in the first nine months of 2002 to $1,079 thousand in the first nine months of 2003. The increase in the Company's interest expense during the first nine months of 2003 is a result of the Company having a greater average level of borrowings in the first nine months of 2003 as compared to the first nine months of 2002 and a higher average borrowing rate.

        The following table compares the weighted average of the Company's interest bearing borrowings and the related interest rates charged thereon for the first nine months of 2003 and the first nine months of 2002.

	Average first nine months of 2003		Average first nine months of 2002
	Amount	Rate	Amount	Rate
	(in thousands)
Bank borrowings	$22,081	3.7%	$21,258	3.6%
Subordinated borrowings	$—	—	$1,402	5.6%
Amortization and write-off of financing charges	$178		$111

        Taxes on Income    The effective tax rate in the first nine months of 2003 was 40.0% as compared to 38.2% in the first nine months of 2002. The primary reason for this change in effective tax rates is due to a change in the mix in the states in which the Company's earnings occur.

        Net Income.    The Company reported net income of $3.0 million and $1.7 million in the first nine months of 2003 and 2002, respectively. Diluted earnings per share increased to $.36 in the first nine months of 2003 from $.21 in the first nine months of 2002. The weighted average number of common shares outstanding and equivalents increased from 7.9 million in the first nine months of 2002 to 8.1 million in the first nine months of 2003.

Liquidity and Capital Resources

        The Company funds its operations through cash flows generated from its operations, bank financing, and the sale of its common stock. The Company's liquidity requirements arise from cash necessary to carry its inventories and billed and unbilled receivables, for capital expenditures, to repurchase shares of its common stock under its share repurchase program, for payments of principal and interest on outstanding indebtedness and for acquisitions. The ultimate customers of the Company are primarily Federal, State and local governmental units. In the event the funding of these governmental units is reduced for any reason, including budgetary reductions due to economic conditions, there is a risk that the demand for the Company's goods and services would decrease which would reduce the availability of funds to the Company.

        As of September 30, 2003, the Company had working capital of $28.1 million compared with $30.8 million as of December 31, 2002. The most significant changes in working capital were increases in accounts receivable, accounts payable and accrued expenses and a decrease in contract costs in excess of billings.

        Net cash provided by operating activities was $11.1 million in the first nine months of 2003 versus $5.8 million provided by operating activities in the first nine months of 2002.

        Net cash used for investing activities was $684 thousand in the first nine months of 2003 compared to $13.4 million in the first nine months of 2002. Capital expenditures of $3.0 million were made in 2002 for the acquisition and provisioning of the Attack Protection segment's new 75,000 square foot factory in Montgomery, Alabama to increase capacity of the Attack Protection segment. Net payments for the acquisition of Tiburon, Inc. during the first nine months of 2002 were $10.3 million.

        Net cash used in financing activities amounted to $8.3 million in the first nine months of 2003 compared with $11.2 million provided by financing activities in 2002. Approximately $10.3 million of the $12.5 million borrowing from banks in 2002 were used to finance the acquisition of Tiburon on May 2, 2002. The decrease in cash used in financing activities in 2003 is primarily a result of repayments under the Company's bank credit facilities.

        The following table summarizes the contractual obligations of the Company as of September 30, 2003 and the payments due by period.

	Payments Due by Period
	Long-Term Debt	Operating Leases
	(in thousands)
December 31:
2003	$417	$720
2004	14,603	2,640
2005	440	1,861
2006	440	800
2007	440	607
Thereafter	2,685	421

Totals	$19,025	$7,049

        The Company's total outstanding borrowings at September 30, 2003 amounted to approximately $19.0 million. These borrowings were at variable rates.

        The Company had two borrowings from banks, both made under a Credit Agreement that provides for both term borrowings and a line of credit.

        The first borrowing is a 3-year term loan due in quarterly installments through November 2004. This borrowing of $5.0 million was entered into on November 16, 2001. The amount outstanding as of September 30, 2003 was $2.1 million. The interest rate is variable and can range from LIBOR +1.75% to 3.5% or prime +0.5% to 2.25%. The rate charged the Company is based on the Company's leverage ratio at the end of each quarter. The leverage ratio is defined as the ratio of consolidated indebtedness for borrowed money, capital leases, guaranties of borrowed money and reimbursement obligations in respect of letters of credit divided by the Company's earnings before interest, taxes, depreciation, and amortization (EBITDA). The interest rate charged to the Company was 3.61% at September 30, 2003.

        The second borrowing available from banks under the Credit Agreement is a $25.0 million line of credit, due November 16, 2004. Borrowings outstanding under this line of credit as of September 30, 2003 were $12.5 million. Its interest rate is variable and can range from LIBOR plus 1.50% to 3.25% or the prime rate plus 0.25% to 2.0%. The interest rate charged the Company is based on the

Company's leverage ratio at the end of each quarter as defined above. The rate charged to the Company ranged from 3.36% to 5.00% at September 30, 2003.

        The Company also had two industrial revenue bonds outstanding as of September 30, 2003 in the amounts of $1.5 million and $2.9 million. These borrowings bore interest at variable rates between 0.9% and 1.9% for the first nine months of 2003 based on weekly market conditions. These bonds are fully collateralized by bank letters of credit issued under the Credit Agreement. The Company's banks consider letters of credit as outstanding borrowings when considering the amount of availability the Company has remaining under its line of credit.

        Other than the Company's $6.9 million of letters of credit, $4.0 million of which was entered into in April, 2002, primarily to secure an Industrial Revenue Bond borrowing on the Company's new Attack Protection facility, the Company has no other material off balance sheet liabilities.

        The Company had $5.6 million of unused availability under its line of credit at September 30, 2003.

        As a result of the variable nature of the interest rate on the Company's bank borrowings, any increase in the amount of outstanding borrowings and/or decreases in the Company's EBITDA (an increase in the "leverage ratio") will result in the Company's interest rate increasing and thus the amount of interest expense incurred also increasing.

        The Company anticipates that cash generated from operations and borrowings under the working capital line of credit will enable the Company to meet its liquidity, working capital and capital expenditure requirements during the next 12 months. The Company's notes payable to banks mature on November 16, 2004. The Company intends to extend the maturity dates on the notes with its banks prior to December 31, 2003, however, the Company has no assurances that it will be able to extend the maturities on these borrowings. The Company, however, may require additional financing to pursue its strategy of growth through acquisitions. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to the Company. The Company presently has no binding commitment or binding agreement with respect to any acquisition or strategic investment. However, from time to time, the Company may be party to one or more non-binding letters of intent regarding material acquisitions, which, if consummated, may be paid for with cash or through the issuance of a significant number of shares of the Company's common stock. On May 2, 2002, the Company completed the purchase of Tiburon, Inc. CompuDyne distributed approximately 1.1 million shares of CompuDyne common stock, approximately 91,000 warrants to purchase shares of the Company's stock, valued collectively at $14.3 million and approximately $10.4 million, net in cash to acquire the portion of Tiburon that the Company did not previously own. Including the Company's initial investment of $6.0 million in Tiburon and transaction costs resulted in the Company recording $33.4 million as the value of the consideration paid for this acquisition. To fund the cash portion of the Tiburon acquisition, the Company negotiated an increase in its bank line of credit of $10.0 million effective May 2, 2002. Borrowings made by the Company under this increased facility may result in increased interest rates charged to the Company, to the extent its leverage ratio changes resulting in increased interest charges. As a result of the approval of this borrowing, the Company had adequate cash available to complete this transaction.

        On March 21, 2003, the Company and its banks amended the Company's loan agreements, which included a waiver of compliance for two loan covenants as of December 31, 2002. The covenants, which we were not in compliance with, were the Minimum Fixed Charge Ratio and the Maximum Leverage Ratio. The fixed charge coverage ratio is defined as the ratio of cash flow from operations to fixed charges. The leverage ratio is defined above. The required ratio for the minimum fixed charge coverage ratio was 1.20 and the maximum leverage ratio was required to be 2.25. At December 31, 2002 the Company's ratios were 0.75 and 3.43, respectively. The Company has been in compliance with all loan covenants subsequent to December 31, 2002.

        In conjunction with the amendment, the Company agreed to raise $7.0 million of new equity or borrowings, or a combination thereof, subordinate to its existing bank borrowings, by June 30, 2003. On June 30, 2003, the Company replaced one of the banks in its bank syndicate. As a result of this replacement, the requirement that the Company raise $7.0 million of capital, subordinate to its senior banking facility, which was required by the replaced syndicated member, was eliminated.

        In addition, the Company may require additional financing to meet its long term liquidity, working capital and capital expenditure requirements. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to the Company. A failure to secure required additional financing may result in a material adverse affect on the Company's operations. During September 2003, the Company filed a registration statement with the SEC to register for sale up to $28,750,000 principal amount of seven (7) year convertible subordinated notes. The Company intends to use the proceeds of this offering to repay its current notes payable and for general working capital purposes.

Additional Considerations

Cost Containment

        Due to current economic conditions, and in light of a very strong competitive environment, the Company recognizes that its ability to increase the prices it charges its customers is limited. As a result, in order to enhance its profitability, the Company recognizes the need to continue to seek ways to reduce its costs.

Office Closures and Consolidations

        In January 2003, the Company closed its Midwest Regional Office, located in Wauwatusa, Wisconsin, and consolidated its operations into its Montgomery, Alabama office. The Company does not believe this office closure will have a negative impact on its ability to generate sales in the Midwest region. The costs to close this office were $16 thousand. The Company anticipates that closure of this office will result in annual overhead savings of approximately $100 thousand.

        In June 2003, the Company moved its Airteq Systems manufacturing facility from leased space in Tualatin, Oregon to its new plant in Montgomery, Alabama, which was purchased in 2002 for its Attack Protection business. The move is expected to result in manufacturing efficiencies, labor reductions, better sharing of engineering and other overhead resources, and will absorb excess capacity in the Montgomery plant. In conjunction with the Airteq move the Company's Fiber SenSys business, which manufactures fiber optic based perimeter sensors for intrusion detection, moved from its leased space in Beaverton, Oregon to the larger Airteq facility, which will result in a 10,000 square foot expansion for Fiber SenSys. These moves resulted in charges totaling approximately $6 thousand and $259 thousand during the second and third quarters of 2003 respectively, and should result in annual savings of $250 thousand in addition to providing added capacity for Fiber SenSys.

Pension Plan

        Prior to 2003 the Company maintained a money purchase pension plan, which covers employees at one of its divisions. Salaried employees at this division were eligible to participate in this plan after one year of service. Annual contributions of between 3% and 5% of annual compensation were made by the Company depending on the employees' years of service. The expense related to funding the plan was $380 thousand during the first nine months of 2002. Effective December 31, 2002, the Company ceased contributions to this plan. The balances in this plan will be 100% vested and rolled into the CompuDyne 401-K plan in 2003.

CompuDyne's Total Backlog

        CompuDyne's total backlog amounted to $161 million at September 30, 2003. The break down of the Company's backlog by business segment is as follows:

	September 30, 2003	December, 31, 2002
	(in thousands)	(in thousands)
Institutional Security Systems	$68,780	$99,527
Attack Protection	14,375	18,478
Federal Security Systems	11,528	11,440
Public Safety and Justice	65,962	74,867

Totals	$160,645	$204,312

        Included in the backlog of the Public Safety and Justice segment at September 30, 2003 is $16.7 million representing awards received by the segment, for which the customers have not yet entered into signed contracts. These awards are expected to result in signed contracts over the next twelve (12) months.

Critical Accounting Policies

        A complete description of the Company's significant accounting policies appears in the Company's Annual Report to its stockholders and is incorporated by reference in its Annual Report on Form ARS for the year ended December 31, 2002.

Percentage of Completion Accounting

        Approximately 88% of the Company's revenues are derived from long term contracts where revenue is recognized under the percentage of completion method of accounting. The Company's software related contracts utilize labor hours incurred to date on a project, divided by the total expected project hours to determine the completion percentage. The Company's manufacturing and construction contracts utilize costs incurred to date on a project, divided by the total expected project costs to determine the completion percentage. Both of these methods require considerable judgment and as such, the estimates derived at any point in time could differ significantly from actual results. These estimates effect many of the balance sheet and statement of operations accounts including net sales, cost of goods sold, accounts receivable, contract costs in excess of billings and billings in excess of contract costs incurred.

        Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined.

Goodwill and Intangible Assets

        The Company reviews the carrying value of goodwill and unamortized intangible assets annually during the fourth quarter of the year as of October 1 or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, utilizing a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting unit's fair value and result in an impairment charge. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and intangible assets that totaled approximately $21.4 million and $9.8 million, respectively as of October 1, 2003.

Economic Conditions and the After Effect of the September 11, 2001 Terrorist Attacks

        Much of the work CompuDyne performs is for state and local governmental units. These entities have been particularly hard hit by recent economic conditions and the resultant contraction of the tax bases of these governmental units. This has caused these governmental units to carefully evaluate their budgets and defer expenses and projects where possible. Much of the work of the Company's Public Safety and Justice and Institutional Security Systems segments is contracted with these state and local governmental units. As a result, these segments, have seen delays in new work available to be bid and worked on. In addition, even work that has been contracted for, where possible is being deferred by the customer into the future, presumably when the economy will experience more robust times.

        After the occurrence of the tragic events of the September 11, 2001 terrorist attacks, there was a general perception that CompuDyne's Federal Security Systems and Attack Protection segments would see a significant increase in order flow. To the contrary, in the months subsequent to the terrorist attacks these segments saw a slowing in new work opportunities as the various Federal agencies and other customers that are the usual source of business for the Company slowed their procurement processes waiting for definitive direction as to how to proceed in the post September 11 world. Now further complicated by the military action in Iraq, the Company's customers are reevaluating priorities and budgets and are funding only their most pressing demands while also making key decisions as to which projects can be deferred.

        Over time the Company believes these units will start to see a significant increase in business which has only recently begun.

        As a result of the above factors, the Company is experiencing a more challenging marketplace than it has experienced in several years.

Impact of Inflation

        Inflation did not have a significant effect on CompuDyne's operations during the nine months ended September 30, 2003.

Market Risk

        The Company is exposed to market risk related to changes in interest rates. At September 30, 2003, the Company had a total of $19.0 million of notes payable outstanding. These borrowings were all at variable rates. The Company entered into an interest rate swap agreement on June 26, 2001 in the initial amount of $11.5 million. The amount of this swap agreement declines by $676 thousand on a quarterly basis until it becomes $0 on October 1, 2005. At September 30, 2003 the amount of the swap agreement had declined to $6.1 million at a fixed rate of 4.9%. As such, approximately $12.9 million of the Company's variable rate borrowings were not hedged with an interest rate swap agreement. In the event interest rates increase dramatically, the increase in interest rate expense to the Company could be material to the results of operations of the Company.

Recent Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Statement is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123" which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and the reporting provisions of APB No. 30, "Interim Financial Reporting." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this statement was required at the beginning of fiscal year 2003. The adoption of this pronouncement did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement is effective for fiscal years beginning after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement is effective for fiscal years beginning after May 15, 2002. SFAS 145 requires, among other things, eliminating reporting debt extinguishments as an extraordinary item in the income statement. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of CompuDyne.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The

Interpretation applies immediately to variable interest entities created after January 31, 2003, or in which the Company obtains an interest after that date. The Interpretation is effective for fiscal periods ending after December 15, 2003 to variable interest entities in which the Company holds a variable interest acquired before February 1, 2003. The Company does not expect to consolidate any entities upon the adoption of this standard.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations to stand ready to perform, in the event that the specified triggering events or conditions occur. The adoption of this standard did not have a material effect on the financial condition, results of operations or cash flows of CompuDyne. Refer to Note 8, "Product Warranties," in the notes to Consolidated Financial Statements for additional information.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Certain statements made in this Form 10-Q with regard to the Company's expectations as to future revenues, expenses, financial position and industry conditions, the Company's ability to secure new contracts, its goals for future operations, implementation of business strategy and other future events constitute "forward-looking statements" within the meaning of the federal securities laws. When used in this Form 10-Q, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to management, identify forward-looking statements. Although the Company makes such statements based on current information and assumptions it believes to be reasonable, there can be no assurance that actual results will not differ materially from those expressed or implied by such forward-looking statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain important factors, including but not limited to, demand for the Company's products, competitive factors and pricing pressures, changes in legal and regulatory requirements, government budget problems, the ability to remain in compliance with its bank covenants and its amended bank covenants, delays in government procurement processes, ability to obtain bid, payment and performance bonds on various of the Company's projects, technological change or difficulties, the ability to refinance debt when it becomes due, product development risks, commercialization difficulties, adverse results in litigation and general economic conditions. Risks inherent in the Company's business and with respect to future uncertainties are further described in our other filings with the Securities and Exchange Commission.

ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        CompuDyne has variable rate notes payable. These on-balance sheet financial instruments expose the Company to interest rate risk, with the primary interest rate exposure resulting from changes in the LIBOR rate used to determine the interest rate applicable to the borrowing under the Company's bank borrowings.

        The information below summarizes CompuDyne's sensitivity to market risks associated with fluctuations in interest rates as of September 30, 2003. To the extent that the Company's financial instruments expose the Company to interest rate risk, they are presented in the table below. The table presents principal cash flows and related interest rates by year of maturity of the Company's notes payable with variable rates of interest in effect at September 30, 2003.

Financial Instruments by Expected Maturity Date

Year Ending December 31	2003	2004	2005	2006	2007
Notes Payable:
Variable rate	$417,000	$14,603,000	$440,000	$440,000	$440,000
Average interest rate	4.5%	5.0%	6.0%	6.5%	7.5%
Fixed rate	$—	$—	$—	$—	$—
Average interest rate	—	—	—	—	—

Year Ending December 31	Thereafter	Total	Fair Value
Notes Payable:
Variable rate	$2,685,000	$19,025,000	$19,025,000
Average Interest Rate	7.0%	5.5%	5.5%
Fixed rate	$—	$—	$—
Average Interest Rate	—	—	—

Year Ending December 31	2003	2004	2005	2006	2007
Interest Rate Swaps:
Variable to Fixed	$676,470	$2,705,880	$2,705,890	$—	$—
Average pay rate	4.90%	4.90%	4.90%	—	—
Average receive rate	2.00%	3.00%	4.00%	—	—

Year Ending December 31	Thereafter	Total	Fair Value
Interest Rate Swaps:
Variable to Fixed	$—	$6,088,240	($211,486)
Average pay rate	—	—	—
Average receive rate	—	—	—

ITEM 4
CONTROLS AND PROCEDURES

        CompuDyne's management conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of September 30, 2003. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that (i) the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed in reports filed or submitted to the SEC is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

        In addition, CompuDyne's management, including the Chief Executive Officer and Chief Financial Officer, reviewed the internal controls over financial reporting, and there have been no significant changes or deficiencies or material weaknesses in the Company's internal controls over financial reporting or in other factors that could significantly affect those controls during the quarter and subsequent to September 30, 2003. The Company continually strives to improve its disclosure controls and procedures to enhance the quality of its financial reporting.

PART II—OTHER INFORMATION

Item 6: Exhibits and Reports on Form 8-K

        (a) Exhibits—

31.1	Certification by Mr. Martin Roenigk, Chief Executive Officer pursuant to Rule 13a-14(a), filed herewith.
31.2	Certification by Mr. Geoffrey F. Feidelberg, Chief Financial Officer pursuant to Rule 13a-14(a), filed herewith.
32.1	Certification Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, for Mr. Martin Roenigk, Chief Executive Officer, filed herewith.
32.2	Certification Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, for Mr. Geoffrey F. Feidelberg, Chief Financial Officer, filed herewith.

        (b) Reports on Form 8-K

        Current Reports on Form 8-K filed August 5, 2003 attaching CompuDyne Corporation's press release concerning earnings during the period ending June 30, 2003, Form 8-K filed August 29, 2003 reporting the resignation of a director and form 8-K filed November 6, 2003 attaching CompuDyne Corporation's press release concerning earnings during the period ending September 30, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUDYNE CORPORATION
Date: November 19, 2003	By:	/s/ MARTIN ROENIGK Martin Roenigk Chief Executive Officer
	By:	/s/ GEOFFREY F. FEIDELBERG Geoffrey F. Feidelberg Chief Financial Officer

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes.

$35,000,000

CompuDyne
Corporation

% Convertible Subordinated Notes due 2011

PROSPECTUS

J.J.B. HILLIARD, W.L. LYONS, INC.
MORGAN KEEGAN & COMPANY, INC.
FERRIS, BAKER WATTS
INCORPORATED

                         , 2004

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, all of which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the NASD filing fee, represent estimates only.

Estimated
SEC registration fee	$3,256
NASD filing fee	$4,525
Trustee fees	$5,000
Printing and engraving expenses	$100,000
Accounting fees and expenses	$75,000
Legal fees and expenses	$160,000
Miscellaneous fees and expenses	$4,719

Total	$352,500

Item 15. Indemnification of Directors and Officers.

        Reference is made to the provisions of Article Tenth of CompuDyne's articles of incorporation, and the provisions of Article VII of CompuDyne's bylaws, as amended.

        CompuDyne is a Nevada corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Nevada (the "Nevada Corporation Law"). Section 78.7502(1) of the Nevada Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of CompuDyne, or are or were serving at the request of CompuDyne in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of CompuDyne, Section 78.7502(2) provides for indemnification of expenses, and for indemnification for any claim, issue or matter as to which a person has been adjudged to be liable to the corporation only upon a determination by the court in which such action or suit was brought or other court of competent jurisdiction that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

        CompuDyne's bylaws provide for indemnification of its directors, officers, employees and such other persons specified in Section 78.7502 of the Nevada Corporation Law to the same extent as set forth in Section 78.7502 of the Nevada Corporation Law.

        Article Tenth of CompuDyne's articles of incorporation provides that no director will be personally liable to CompuDyne or its stockholders for monetary damages for any breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to CompuDyne or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law or, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 78.300 of the Nevada Corporation Law.

        The provision of Nevada corporation law that provides for the limitations upon director liability referred to above was repealed effective as of July 1, 2001. Effective that same date, Nevada corporation law provides, subject to limited exceptions, that a director or officer is not individually liable to the corporation or its security holders for damages unless it is proven that (a) the director's or officer's act or failure to act constituted a breach of fiduciary duty as a director or officer, and (b) such breach involved intentional misconduct, fraud or a knowing violation of law.

        The Company maintains directors and officers liability insurance coverage for its directors and officers.

        The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

Item 16. Exhibits.

Exhibit Number	Description
1	Form of Underwriting Agreement by and among CompuDyne Corporation, J.J.B. Hilliard, W.L. Lyons, Inc., Morgan Keegan & Company, Inc. and Ferris, Baker Watts, Incorporated.
*4.1	Specimen Common Stock Certificate.
4.2	Form of Indenture.
4.3	Specimen Note (included as Exhibit A to the form of Indenture filed as Exhibit 4.2 to this Registration Statement).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees, herein incorporated by reference to our Proxy Statement dated July 17, 2001 for our 2001 Annual Meeting of Stockholders.
10.2
Credit Agreement dated November 16, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (B) to our 8-K filed November 21, 2001.
10.3
First Amendment to Credit Agreement dated December 19, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (C) to our 10-K for the year ended December 3, 2001.
10.4
Second Amendment to Credit Agreement dated April 22, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to our 8-K filed on May 2, 2002.
10.5
Third Amendment to Credit Agreement dated September 30, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10(C) to our 10-K for the year ended December 31, 2002.
10.6
Fourth Amendment to Credit Agreement dated March 21, 2003 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to Registrant's 8-K filed on March 31, 2003.

10.7
Fifth Amendment to the Credit Agreement dated as of June 22, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.1 to our 10-Q for the quarter ended June 30, 2003.
10.8
Sixth Amendment to Credit Agreement dated as of July 15, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.2 to our 10-Q for the quarter ended June 30, 2003.
10.9	1996 Stock Non-Employee Director Plan, herein incorporated by reference to our Proxy Statement dated April 18, 1997 for our 1997 Annual Meeting of Stockholders.
10.10	Stock Option Agreement dated August 21, 1995 by and between Martin A. Roenigk and CompuDyne Corporation, herein incorporated by reference to Exhibit (4.5) to our Form 8-K filed September 5, 1995.
10.11
Seventh Amendment to Credit Agreement dated as of December 19, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, individually and in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.11 to our Amendment No. 2 to this Registration Statement filed December 29, 2003.
12	Statement re Computation of Ratios.
13.1	Annual Report to Stockholders for the year ended December 31, 2002 herein incorporated by reference to the Form ARS (File No. 0-29798) filed on April 1, 2003.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
*24	Power of Attorney.
*25	Statement of Eligibility of Trustee.

*
Previously filed

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest Annual Report to Stockholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hanover, State of Maryland, on January 6, 2004.

COMPUDYNE CORPORATION
By:	/s/ MARTIN A. ROENIGK
Martin A. Roenigk Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARTIN A. ROENIGK Martin A. Roenigk	Director, Chairman, President and Chief Executive Officer	January 6, 2004
* Philip M. Blackmon	Director and Executive Vice President	January 6, 2004
/s/ GEOFFREY F. FEIDELBERG Geoffrey F. Feidelberg	Chief Financial Officer	January 6, 2004
* William C. Rock	Secretary, Vice President of Accounting and Corporate Controller	January 6, 2004
* Ronald J. Angelone	Director	January 6, 2004
* David W. Clark, Jr.	Director	January 6, 2004
* Wade B. Houk	Director	January 6, 2004

* Bruce A. Kelling	Director	January 6, 2004
* Milliard H. Pryor, Jr.	Director	January 6, 2004
*By:	/s/ GEOFFREY F. FEIDELBERG, as attorney-in-fact Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
1	Form of Underwriting Agreement by and among CompuDyne Corporation, J.J.B. Hilliard, W.L. Lyons, Inc., Morgan Keegan & Company, Inc. and Ferris, Baker Watts, Incorporated.
*4.1	Specimen Common Stock Certificate.
4.2	Form of Indenture.
4.3	Specimen Note (included as Exhibit A to the form of Indenture filed as Exhibit 4.2 to this Registration Statement).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees, herein incorporated by reference to our Proxy Statement dated July 17, 2001 for our 2001 Annual Meeting of Stockholders.
10.2
Credit Agreement dated November 16, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (B) to our 8-K filed November 21, 2001.
10.3
First Amendment to Credit Agreement dated December 19, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (C) to our 10-K for the year ended December 31, 2001.
10.4
Second Amendment to Credit Agreement dated April 22, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to our 8-K filed on May 2, 2002.
10.5
Third Amendment to Credit Agreement dated September 30, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10(C) to our 10-K for the year ended December 31, 2002.
10.6
Fourth Amendment to Credit Agreement dated March 21, 2003 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to Registrant's 8-K filed on March 31, 2003.
10.7
Fifth Amendment to the Credit Agreement dated as of June 22, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.1 to our 10-Q for the quarter ended June 30, 2003.
10.8
Sixth Amendment to Credit Agreement dated as of July 15, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.2 to our 10-Q for the quarter ended June 30, 2003.
10.9	1996 Stock Non-Employee Director Plan, herein incorporated by reference to our Proxy Statement dated April 18, 1997 for our 1997 Annual Meeting of Stockholders.
10.10	Stock Option Agreement dated August 21, 1995 by and between Martin A. Roenigk and CompuDyne Corporation, herein incorporated by reference to Exhibit (4.5) to our Form 8-K filed September 5, 1995.

10.11
Seventh Amendment to Credit Agreement dated as of December 19, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, individually and in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.11 to Amendment No. 2 to this Registration Statement filed on December 29, 2003.
12	Statement re Computation of Ratios.
13.1	Annual Report to Stockholders for the year ended December 31, 2002 herein incorporated by reference to the Form ARS (File No. 0-29798) filed on April 1, 2003.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
*24	Power of Attorney.
*25	Statement of Eligibility of Trustee.

*
Previously filed

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$35,000,000
CompuDyne Corporation
% Convertible Subordinated Notes due 2011
SUMMARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data and ratios)
SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data and ratios)
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE
DIVIDEND POLICY
CAPITALIZATION
OUR BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF NOTES
DESCRIPTION OF COMMON STOCK
FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
Index to Financial Statements
TIBURON, INC. CONSOLIDATED BALANCE SHEETS
TIBURON, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TIBURON, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TIBURON, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
TIBURON, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
TIBURON, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TIBURON, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended June 30, 1999, 2000 and 2001
TIBURON, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended June 30, 1999, 2000 and 2001
TIBURON, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousands except share and per share data) (unaudited)
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENT
Unaudited Pro Forma Combined Condensed Statement of Operations For the Year Ended December 31, 2002 (In thousands, except per share data)
COMPUDYNE CORPORATION AND TIBURON, INC.
NOTE TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENT
(In thousands, except per share data)
COMPUDYNE CORPORATION AND SUBSIDIARIES INDEX
ITEM 1. FINANCIAL STATEMENTS COMPUDYNE CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
COMPUDYNE CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
COMPUDYNE CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
COMPUDYNE CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
COMPUDYNE CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ITEM 2 COMPUDYNE CORPORATION AND SUBSIDIARIES MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4 CONTROLS AND PROCEDURES
PART II—OTHER INFORMATION
SIGNATURE
TABLE OF CONTENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS